UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

VOLT INFORMATION SCIENCES, INC.

(Name of Subject Company)

VOLT INFORMATION SCIENCES, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

928703107

(CUSIP Number of Common Stock)

Nancy Avedissian

Senior Vice President, Chief Legal Officer & Corporate Secretary

2401 N. Glassell Street

Orange, California 92865

(714) 921-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

Adam R. Moses

Jason T. Anderson

Milbank LLP

2029 Century Park East, 33rd Floor

Los Angeles, California 90067-3019

(424) 386-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

(a)    Name and Address.

The name of the subject company is Volt Information Sciences, Inc., a New York corporation (the “Company” or “Volt”). The address of the Company’s principal executive offices is 2401 North Glassell Street, Orange, California 92865, and the telephone number of its principal executive offices is (714) 921-8800.

(b)    Securities.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is the Company’s common stock, par value $0.10 per share (the “Shares”). As of March 22, 2022, there were 22,099,246 Shares issued and outstanding.

Item 2. Identity and Background of Filing Person.

(a)    Name and Address.

The name, business address and business telephone number of the Company, which is both the person filing this Schedule 14D-9 and the subject company, are set forth in Item 1(a) above and incorporated herein by reference.

(b)    Tender Offer.

This Schedule 14D-9 relates to the tender offer by Vega MergerCo, Inc., a New York corporation (“Merger Sub”), a wholly-owned subsidiary of Vega Consulting, Inc., a Delaware corporation (“Parent”), to acquire any and all issued and outstanding Shares, pursuant to the Agreement and Plan of Merger, dated as of March 12, 2022, among the Company, Parent and Merger Sub (as it may be amended from time to time, the “Merger Agreement”), at a purchase price of $6.00 per Share (such amount, or any other amount per Share from time to time pursuant to the Offer in accordance with the terms of the Merger Agreement, the “Offer Price”), net to the seller of such Shares in cash, without interest, on the terms and subject to the conditions set forth in the Offer to Purchase, dated March 25, 2022 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal,” which, together with the Offer to Purchase and other related materials, constitutes the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Merger Sub with the Securities and Exchange Commission (the “SEC”) on March 25, 2022. The Offer to Purchase and the Letter of Transmittal have been filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

The Offer will expire at one minute after 11:59 p.m. (12:00 midnight), New York City Time, on April 21, 2022, the twentieth (20th) business day (calculated as set forth in Rule 14d-1(g)(3) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) following (and including the day of) the commencement of the Offer, unless extended.

The Offer is being made pursuant to the Merger Agreement. The obligation of Merger Sub to consummate the Offer is subject to the satisfaction or waiver of customary conditions, including, among others, (i) there being validly tendered and not validly withdrawn prior to the expiration of the Offer a number of Shares that, considered together with any Shares then-owned by Parent and its affiliates, equals at least two-thirds (2/3) of the sum of (A) Shares then issued and outstanding and (B) the aggregate number of Shares issuable to the holders of Company options from which the Company or its representatives have received notices of exercise prior to the expiration time of the Offer (and as to which Shares have not yet been issued to such exercising holder of Company Options) (the “Minimum Tender Condition”), (ii) there being no governmental order or law in effect making the Offer, the Top-Up Option (as defined below) or issuance of Shares thereunder, the Merger or the other transactions contemplated by the Merger Agreement, illegal, or otherwise restraining or prohibiting the consummation thereof, (iii) the waiting period (and any extensions thereof) applicable to the transactions contemplated by the Merger Agreement under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), having expired or terminated, and any other required regulatory approvals having been obtained, and (iv) the No-Shop Period Start Date (as defined below) having occurred.

If Merger Sub achieves an ownership of 90% or greater of the outstanding Shares through the Offer and, if applicable, any exercise of the Top-Up Option described below, Merger Sub has agreed that it will then effect the merger of Merger Sub with and into the Company (the “Merger”), with the Company surviving the Merger (the “Surviving Corporation”) as a wholly-owned subsidiary of Parent in accordance with the “short-form” merger procedures under the applicable provisions of the Business Corporation Law of the State of New York (the “NYBCL”), and each Share (other than Shares owned directly or indirectly by the Company, Parent or Merger Sub) will thereupon be cancelled and converted into the right to receive cash in an amount equal to the Offer Price, on the terms and subject to the conditions set forth in the Merger Agreement (the “Merger Consideration”).

In the Merger Agreement, the Company granted to Merger Sub an irrevocable option (the “Top-Up Option”), on the terms and subject to the conditions in the Merger Agreement (including the Minimum Tender Condition), to purchase from the Company at the Offer Price, a number of newly issued Shares (the “Top-Up Shares”) equal to the lowest number of Shares that, when added to the number of Shares owned by Parent and its subsidiaries immediately prior to the exercise of the Top-Up Option, would constitute one Share more than 90% of the Shares outstanding immediately after the issuance of the Top-Up Shares on a fully-diluted basis. The Top-Up Option is only exercisable once in whole and not in part at any time following the date on which Merger Sub accepts for payment and pays for Shares pursuant to the Offer until the earlier of (i) the effective time of the Merger (the “Effective Time”) and (ii) the termination of the Merger Agreement in accordance with its terms. The Top-Up Option was granted and the Top-Up Shares, if any, will be issued pursuant to an applicable exemption from the registration requirements under the Securities Act of 1933, as amended.

Subject to the terms of the Merger Agreement, during the period beginning on March 12, 2022 and continuing until 11:59 p.m. New York City time on April 11, 2022 (the “No-Shop Period Start Date” and such period, the “Go-Shop Period”), the Company, its subsidiaries and their respective representatives have the right to, among other things, solicit, initiate, propose, facilitate, induce or encourage any alternative proposals, or the making, submission or announcement of one or more alternative proposals from any third parties, furnish any non-public information relating to the Company or any of its subsidiaries to third parties and engage in any discussions or negotiations with any third parties with respect to one or more alternative proposals or any other proposals that could reasonably be expected to lead to, result in or constitute an alternative proposal. Starting at 11:59 p.m. New York City time on April 11, 2022, except with respect to third parties (any such third parties, “Excluded Parties”) who submitted an alternative proposal during the Go-Shop Period that the board of directors of the Company (the “Company Board”) determines is or could reasonably be expected to lead to, result in or constitute a superior proposal, the Company will become subject to customary “no-shop” restrictions on its ability to solicit alternative proposals from third parties and to provide non-public information to and engage in discussions or negotiations with third parties regarding alternative acquisition proposals. The Company may continue to engage in discussions or negotiations with any Excluded Parties until 11:59 p.m. New York City time on April 21, 2022 , after which time the Company will become subject to such customary “no-shop” restrictions in respect of such Excluded Parties.

The foregoing summary and description of the Offer, the Merger, the Top-Up Option and the other transactions contemplated by the Merger Agreement (the “Transactions”) and the Merger Agreement does not purport to be complete and qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and accompanying Letter of Transmittal and the Merger Agreement, which are each incorporated herein by reference. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Each of Parent and Merger Sub were formed in connection with the Merger Agreement, the Offer and the Merger. The Schedule TO states that the principal executive offices of Parent and Merger Sub are located at 2400 Meadowbrook Pkwy, Duluth, GA, 30096-4635. Parent and Merger Sub are affiliates of American CyberSystems, Inc. (“ACS”). ACS has provided a guaranty in favor of the Company pursuant to which ACS guarantees the payment of certain monetary obligations that may be owed by Parent or Merger Sub pursuant to the Merger Agreement, including the obligation of Parent and Merger Sub to pay the aggregate consideration payable pursuant to the Offer and the Merger, in each case, subject to certain terms and limitations.

The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be obtained without charge from the SEC’s website at www.sec.gov.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9, as of the date of this Schedule 14D-9, to the knowledge of the Company, there are no material agreements, arrangements or understandings, and no actual or potential conflicts of interest between the Company or its affiliates and (i) its executive officers, directors or affiliates or (ii) Parent, Merger Sub or their respective executive officers, directors or affiliates.

(a)    Arrangements with Current Executive Officers, Directors and Affiliates of the Company.

The following is a discussion of all material agreements, arrangements, understandings and any actual or potential conflicts of interest between the Company and its affiliates that relate to the Offer and the Merger.

Interests of Certain Persons

Certain members of Company management and the Company Board may be deemed to have certain interests in the Offer and Merger that are different from or in addition to the interests of the Company’s stockholders generally. The Company Board was aware of these interests and considered that such interests may be different from or in addition to the interests of the Company’s stockholders generally, among other matters, in determining to approve the Offer and Merger.

William Grubbs is the non-executive Chairman of the Company Board. He previously served as the President of Diversant, a company acquired by ACS in December 2021. Mr. Grubbs serves as Executive Director at HireGenics, a subsidiary of ACS, and may likely have a future role overseeing the Volt business in the event that its contemplated acquisition by an affiliate of ACS is consummated. As a result of the foregoing, Mr. Grubbs may be deemed to have certain interests in the Offer and Merger that are different from or in addition to the interests of the Company’s stockholders generally. In view of this, the Company Board determined, and Mr. Grubbs agreed, that Mr. Grubbs would recuse himself from any portions of meetings of the Company Board during which the Company’s positions with respect to the transaction with ACS and its affiliates were or are discussed. Mr. Grubbs has not participated in any portions of meetings of the Company Board during which the substance of any negotiations with ACS were discussed, nor has Mr. Grubbs participated in any negotiations of the terms of the transaction with ACS. In addition, Mr. Grubbs recused himself from, and will in the future if applicable recuse himself from, any voting activity taken with respect to the transaction with ACS and its affiliates.

Treatment of Shares, Stock Options, Restricted Stock Units, and Performance Stock Units in Connection with the Offer and Merger

Treatment of Shares

If the directors and executive officers of the Company who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration for their Shares on the same terms and conditions as the other stockholders of the Company, as described above. If the Merger is consummated, any Shares held of record or beneficially owned by a director or executive officer that are not tendered into the Offer will be converted into the right to receive the Merger Consideration at the Effective Time.

The Company’s executive officers and directors cannot participate in the Offer with respect to Company Stock Options that have not been exercised, or Company restricted stock units or performance stock units that have not vested and settled in Shares, in each case, prior to the expiration time of the Offer, as it may be extended in accordance with the terms and conditions of the Merger Agreement.

The approximate value of the cash payments that each director and executive officer of the Company would receive in exchange for his or her Shares in the Offer if he or she were to tender such Shares is set forth in the table below. This information is based on the number of Shares directly or indirectly held by the Company’s directors and executive officers as of March 15, 2022.

Name of Executive Officer or Director	Number of Shares	Cash Consideration for Shares ($)
Directors
William J. Grubbs	204,576	1,227,456
Celia R. Brown	86,316	517,896
Nick S. Cyprus	72,958	437,748
Bruce G. Goodman*	2,007,000	12,042,000
Arnold Ursaner	109,926	659,556

Executive Officers
Linda Perneau	402,365	2,414,190
Herbert M. Mueller**	140,424	842,544
Nancy T. Avedissian	110,357	662,142
Paul Tomkins	45,377	272,262
Craig Lewis	—	—
Lori Schultz	53,921	323,526
Leonard Naujokas	27,294	163,764

*	Includes 1,238,990 shares owned by Mr. Goodman’s wife individually.

**

As previously announced by the Company, Mr. Mueller is currently unable to perform his duties due to a medical illness and has temporarily stepped away from his role as Chief Financial Officer. In Mr. Mueller’s absence, the Company’s former Chief Financial Officer, Paul Tomkins, has been appointed to serve as Interim Chief Financial Officer, effective February 4, 2022.

Treatment of Company Stock Options

Each option to acquire Shares granted under the Volt Information Sciences, Inc. 2015, 2019, and 2021 Equity Incentive Plans (together, the “Company Stock Plans”, and each such option, a “Company Stock Option”) that is outstanding at or immediately prior to the Effective Time, will, as of the Effective Time, become fully vested (to the extent not already vested) and be converted into the right to receive an amount in cash equal to the product obtained by multiplying (i) the excess, if any, of the Merger Consideration over the exercise price per Share applicable to such Company Stock Option by (ii) the total number of Shares subject to such Company Stock Option, less applicable taxes and withholdings. If the applicable exercise price per Share applicable to a Company Stock Option equals or exceeds the Merger Consideration, then such Company Stock Option will be cancelled for no consideration effective as of the Effective Time.

The approximate value of the cash payments that each director and executive officer of the Company will receive in connection with the consummation of the Merger as a result of the cancellation of his or her Company Stock Options (assuming that each such director and executive officer does not otherwise exercise any outstanding and vested stock options between March 15, 2022 and the Effective Time) is set forth in the table below. This information is based on the number of Company Stock Options held by the Company’s directors and executive officers as of March 15, 2022.

Name of Executive Officer or Director	Number of Shares Subject to Vested Company Stock Options	Cash Consideration for Vested Company Stock Options ($)	Number of Shares Subject to Unvested Company Stock Options	Cash Consideration for Unvested Company Stock Options ($)	Total Cash Consideration for Company Stock Options in the Merger ($)
Directors
William J. Grubbs	—	—	—	—	—
Celia R. Brown	—	—	—	—	—
Nick S. Cyprus	—	—	—	—	—
Bruce G. Goodman	—	—	—	—	—
Arnold Ursaner	—	—	—	—	—

Executive Officers
Linda Perneau	133,181	253,044	—	—	253,044
Herbert M. Mueller	—	—	—	—	—
Nancy T. Avedissian	59,725	98,546	—	—	98,546
Paul Tomkins	—	—	—	—	—
Craig Lewis	—	—	—	—	—
Lori Schultz	—	—	—	—	—
Leonard Naujokas	—	—	—	—	—

Treatment of Company RSUs

Each restricted stock unit granted under the Company Stock Plans that, as of March 15, 2022, is subject to vesting conditions based solely on continued employment or service to the Company or its subsidiaries, or that is fully vested but subject to deferred settlement (each, a “Company RSU”), that is outstanding immediately prior to the Effective Time will be cancelled and converted into the right to receive an amount in cash equal to (i) the number of Shares subject to such Company RSU immediately prior to the Effective Time, multiplied by (ii) the Merger Consideration, less applicable taxes and withholdings.

The approximate value of the cash payments that each director and executive officer of the Company will receive in connection with the consummation of the Merger as a result of the cancellation of his or her outstanding Company RSUs is set forth in the table below. This information is based on the number of Company RSUs held by the Company’s directors and executive officers as of March 15, 2022.

Name of Executive Officer or Director	Number of Shares Subject to Company RSUs	Cash Consideration for Company RSUs ($)
Directors
William J. Grubbs	21,480	128,880
Celia R. Brown	21,480	128,880
Nick S. Cyprus	51,056	306,336
Bruce G. Goodman	21,480	128,880
Arnold Ursaner	51,056	306,336

Executive Officers
Linda Perneau	501,085	3,006,510
Herbert M. Mueller	154,737	928,422
Nancy T. Avedissian	106,918	641,508
Paul Tomkins	—	—
Craig Lewis	31,646	189,876
Lori Schultz	64,071	384,426
Leonard Naujokas	36,597	219,582

Treatment of Company PSUs

Each restricted stock unit granted under the Company Stock Plans that, as of March 15, 2022, remains subject to performance-based vesting conditions (each, a “Company PSU”) and that is outstanding at or immediately prior to the Effective Time will vest assuming that “target” level performance has been achieved with respect to performance periods scheduled to end following the Effective Time or actual performance with regard to performance periods that ended before the Effective Time (the “Performance-Vested Company PSUs”). At or immediately prior to the Effective Time, each Performance-Vested Company PSU will be converted into the right to receive an amount in cash equal to (a) the number of Shares subject to such Performance-Vested PSU, multiplied by (b) the Merger Consideration, less applicable taxes and withholdings.

The approximate value of the cash payments that each executive officer of the Company will receive in connection with the consummation of the Merger as a result of the cancellation of his or her outstanding Company PSUs is set forth in the table below. Non-employee directors of the Company do not hold Company PSUs. This information is based on the number of Company PSUs held by the Company’s directors and executive officers as of March 15, 2022.

Name of Executive Officer or Director	Number of Shares Subject to Performance-Vested Company PSUs	Cash Consideration for Performance-Vested Company PSUs ($)
Directors
William J. Grubbs	—	—
Celia R. Brown	—	—
Nick S. Cyprus	—	—
Bruce G. Goodman	—	—
Arnold Ursaner	—	—

Executive Officers
Linda Perneau	279,652	1,677,912
Herbert M. Mueller	89,306	535,836
Nancy T. Avedissian	51,808	310,848
Paul Tomkins	—	—
Craig Lewis	—	—
Lori Schultz	30,079	180,474
Leonard Naujokas	20,136	120,816

Other Payments to Executive Officers and Directors in Connection with the Merger

Treatment of Long-Term Cash Incentive Awards

The Company previously granted long-term cash awards that vest and become payable in 1/3rd tranches on each of the first three anniversaries of the grant date (the “Long-Term Cash Awards”). In connection with the Merger, each Long-Term Cash Award that is outstanding as of immediately prior to the Effective Time will remain outstanding and will continue in full force and effect in accordance with the terms thereof following the Effective Time. The second tranche of such Long-Term Cash Awards will become payable on June 15, 2022 and the third tranche of such Long-Term Cash Awards will become payable on June 15, 2023, subject in each case to earlier payment in accordance with the terms of any such award upon certain involuntary terminations of employment.

Treatment of Annual Bonuses

If the Effective Time occurs prior to the last day of the Company’s 2022 fiscal year, the Company will have the right to pay pro-rated annual bonus awards under the Company’s annual incentive plan (the “Annual Incentive Plan”) in respect of the Company’s 2022 fiscal year, with such payments to be based on the lesser of (i) actual performance, as determined by the Company Board’s Compensation Committee, or (ii) 100% of each participant’s target bonus amount for fiscal year 2022; provided, that if a participant of such plan is party to an employment agreement that provides for pro-ration based on actual performance, then payment will be based on actual performance for such participant. Assuming the Effective Time occurs on April 29, 2022 and that “target” level performance is used for purposes of calculating annual bonus awards, the executive officers would receive the estimated amounts shown in the table below:

Name of Executive Officer	Bonus ($)
Executive Officers
Linda Perneau	412,500
Herbert M. Mueller	200,000
Nancy T. Avedissian	157,500
Paul Tomkins	—
Craig Lewis	67,038
Lori Schultz	120,000
Leonard Naujokas	78,750

The actual amounts paid in connection with the Effective Time may be higher or lower than the amounts shown in the table above.

Payments to Executive Officers upon Termination in Connection with a Change in Control

Each of our executive officers, other than Mr. Tomkins, is party to an employment agreement with the Company that provides for severance benefits in connection with a termination by the Company “without cause” or a resignation by the executive officer for “good reason”, including in connection with or following the Merger (a “Qualifying Termination”).

In the case of Ms. Perneau, upon a Qualifying Termination, she would be entitled to receive (i) 24 months’ continued base salary, payable over 24 months, (ii) a pro-rated annual bonus for the year of termination, based on actual performance and (iii) cash payments for 12 months to subsidize her Consolidated Omnibus Budget Reconciliation Act (“COBRA”) costs.

In the case of Ms. Avedissian, Mr. Lewis, Mr. Naujokas and Ms. Schultz, upon a Qualifying Termination, each executive officer would receive (i) 12 months’ continued base salary, (ii) a pro-rated annual bonus for the year of termination, based on actual performance and (iii) cash payments for 12 months (six months for Ms. Schultz) to subsidize COBRA costs. Mr. Naujokas would also be entitled to receive an additional cash severance payment equal to $50,000 in the event he incurs a Qualifying Termination within six months following the Effective Time. In addition, the unpaid portion of each NEO’s Long-Term Cash Award would accelerate and be paid.

Mr. Tomkins is party to a consulting agreement with the Company which does not provide for severance payments or benefits.

Each executive officer’s receipt of the foregoing payments and benefits is subject to he or she executing and not revoking an effective release of claims, and complying with certain restrictive covenants.

Non-Employee Director Compensation

For a description of the compensation earned by the Company’s non-employee directors, reference is made to pages 48-49 of the Definitive Proxy Statement for the 2022 Annual Meeting of the Company (under the heading

“2021 Director Compensation”), which is filed as Exhibit (e)(31) to this Schedule 14D-9, incorporated herein by reference and qualifies the foregoing in its entirety.

Indemnification of Executive Officers and Directors

Sections 721 and 722 of the NYBCL permit a corporation to indemnify directors and officers against judgments, other final adjudications, penalties, fines, amounts paid in settlements and reasonable expenses (including attorney fees) actually incurred by them in connection with any action or proceeding or any appeal therein to which they may be a party by reason of their service in those capacities, unless it is established that (i) such person’s acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated; or (ii) such person personally gained in fact a financial profit or other advantage to which such indemnified person is not legally entitled. The Company’s Certificate of Incorporation, as in effect on March 25, 2022 (the “Charter”), includes a provision to limit or eliminate the personal liability of its directors to the fullest extent permitted by the NYBCL.

Article 6 of the Company’s by-laws (the “By-Laws”) provides for indemnification of, and the payment of reasonable expenses (including attorney’s fees) to, the Company’s directors and officers, provided that no such indemnification shall be made if a judgment or other final adjudication adverse to such person establishes that (i) such person’s acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, or (ii) such person personally gained in fact a financial profit or other advantage to which he was not legally entitled. The By-Laws also authorize the Company to indemnify and advance expenses to any other person to whom the Company is permitted to provide indemnification or the advancement of expenses to the fullest extent permitted by applicable law.

The Company has also entered into indemnification agreements (“Indemnification Agreements”) with certain of its directors and officers. These Indemnification Agreements require the Company to, among other things, indemnify its directors and officers against liabilities that may arise by reason of their service as directors or officers of the Company, unless a judgment or other final adjudication adverse to indemnitee establishes that (i) the indemnitee’s acts were committed in bad faith or were the result of active and deliberate dishonesty and, in either case, were material to the cause of action so adjudicated, or (ii) the indemnitee personally gained in fact a financial profit or other advantage to which the indemnitee was not legally entitled unless and only to the extent that the court in which such claim was brought, or, if no action was brought, any court of competent jurisdiction determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, the indemnitee is fairly and reasonably entitled to indemnity for the expenses and the amount of the indemnifiable losses which the court shall deem proper. These Indemnification Agreements also require the Company to advance any expenses reasonably incurred by the directors or officers in connection with any proceeding against them in their capacity as such.

The Merger Agreement provides that all rights to exculpation, indemnification and advancement of expenses now existing in favor of the current or former directors or officers, as the case may be, of the Company or its subsidiaries as provided in their respective charters or by-laws or other organizational documents and/or in any agreement will survive the Merger and will continue in full force and effect. For a period of six years from the Effective Time, Parent and the Surviving Corporation shall maintain in effect the exculpation, indemnification and advancement of expenses provisions of the Company’s and any of its subsidiaries’ charters and by-laws or similar organizational documents as in effect immediately prior to the Effective Time and/or in any agreements of the Company or its subsidiaries with any of their respective directors or officers as in effect immediately prior to the Effective Time, and shall not amend, repeal or otherwise modify any such provisions in any manner that would affect the rights thereunder of any individuals who at the Effective Time were current or former directors, officers or employees of the Company or any of its subsidiaries; provided, however, that, notwithstanding the foregoing temporal limitation, all rights to indemnification and advancement in respect of any judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (an

“Action”) pending or asserted or any claim made within such period shall continue until the disposition of such Action or resolution of such claim.

Each of Parent and the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, to the fullest extent permitted under applicable law, indemnify and hold harmless (and advance funds in respect of each of the foregoing) each current and former director or officer of the Company or any of its subsidiaries and each person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise (each, together with such person’s heirs, executors or administrators, an “Indemnified Party”) against any costs or expenses (including advancing reasonable attorneys’ fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by law following receipt if requested in writing by Parent of an undertaking by or on behalf of such person to repay such amounts if it is ultimately determined that such person was not entitled to indemnification under the provisions of the Merger Agreement), or Action, arising out of, relating to or in connection with any action or omission occurring or alleged to have occurred whether before or after the Effective Time in connection with such Indemnified Party’s service as a director or officer of the Company or any of its subsidiaries (including acts or omissions in connection with such Indemnified Party’s service as an officer, director, member, trustee or other fiduciary in any other entity if such service was at the request or for the benefit of the Company or any of its Subsidiaries). In the event of any such Action, Parent and the Surviving Corporation shall cooperate with the Indemnified Party in the defense of any such Action.

For a period of six years from the Effective Time, Parent shall cause the Surviving Corporation to maintain in effect the current policies and any policies in place immediately prior to the Effective Time of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and its subsidiaries with respect to matters arising on or before the Effective Time; provided, however, that after the Effective Time, Parent shall not be required to pay annual premiums in excess of 300% of the last annual premium paid by the Company prior to the date hereof in respect of the coverage required to be obtained pursuant hereto, but in such case shall purchase as much coverage as reasonably practicable for such amount. The Company may (or, if requested by Parent, shall) purchase, prior to the Effective Time, a six year prepaid “tail” policy on terms and conditions providing substantially equivalent benefits as the current policies and any policies in place immediately prior to the Effective Time of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and its subsidiaries with respect to matters arising on or before the Effective Time, covering without limitation, the Transactions. If such “tail” prepaid policy has been obtained by the Company prior to the Effective Time, Parent shall cause such policy to be maintained in full force and effect, for its full term, and cause all obligations thereunder to be honored by the Surviving Corporation, and no other party shall have any further obligation to purchase or pay for insurance under the Merger Agreement.

The foregoing summary of the indemnification of executive officers and directors and directors’ and officers’ insurance does not purport to be complete and is qualified in its entirety by reference to the Charter, the By-laws, the Merger Agreement and the Form of Director and Officer Indemnification Agreement, which are filed as Exhibits (e)(4), (e)(5), (e)(1) and (e)(11), respectively, to this Schedule 14D-9, respectively, and are incorporated herein by reference.

Compensation Arrangements Following the Merger

As of the date of this Schedule 14D-9, Parent and Merger Sub have informed the Company that none of the Company’s current executive officers are expected to enter into any new agreement, arrangement or understanding with Parent, Merger Sub or their affiliates regarding employment with the Surviving Corporation.

Although it is possible that the Company, Parent or the Surviving Corporation may enter into such employment agreements or other employment or consultancy arrangements with the Company’s executive officers and certain other key employees, as of the date of this Schedule 14D-9, there are no such agreements, arrangements or understandings.

Effect of the Merger on Employee Benefits and Compensation

The Merger Agreement provides that, from and after the Effective Time, Parent shall, or shall cause the Surviving Corporation to, honor all Company employee benefit plans (other than equity based Company employee benefit plans) in accordance with their terms as in effect immediately prior to the Effective Time. Parent shall provide, or shall cause to be provided, to each employee of the Company or its subsidiaries as of immediately prior to the Effective Time (the “Company Employees”), (i) for a period of one year following the Effective Time, base compensation and target value of monthly, quarterly and/or annual cash-based commission and bonus opportunities that, in each case, are not less than the base compensation and target value of monthly, quarterly and/or annual cash-based commission and bonus opportunities that were provided to the applicable Company Employee immediately before the Effective Time (provided, that, Parent may change the metrics or other design features of such commission/bonus opportunities so long as the target values remain no less favorable), and (ii) until December 31, 2022, other compensation and employee benefits that are substantially comparable in the aggregate to the other compensation and employee benefits that were provided to the applicable Company Employee immediately before the Effective Time. Parent shall, or shall cause the Surviving Corporation to, provide to each Company Employee whose employment terminates during the one year period following the Effective Time, severance benefits agreed to by the Company and Parent (or, if greater, the severance benefits provided for in any employment agreement or severance letter between the Company and such employee as in effect immediately prior to the Effective Time).

For all purposes (including purposes of vesting, eligibility to participate and level of benefits) under the employee benefit plans of Parent and its subsidiaries providing benefits to any Company Employees after the Effective Time (the “New Plans”), if any, each Company Employee shall be credited with his or her years of service with the Company and its subsidiaries and their respective predecessors before the Effective Time, to the same extent as such Company Employee was entitled, before the Effective Time, to credit for such service under any similar Company employee benefit plan in which such Company Employee participated or was eligible to participate immediately prior to the Effective Time; provided that the foregoing shall not apply with respect to benefit accrual under any defined benefit pension plan or to the extent that its application would result in a duplication of benefits. In addition, and without limiting the generality of the foregoing, (i) each Company Employee and his or her eligible dependents and domestic partners shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan replaces coverage under a comparable Company employee benefit plan in which such Company Employee participated immediately before the Effective Time (such plans, collectively, the “Old Plans”), and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Company Employee, Parent shall cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents, unless such conditions would not have been waived under the comparable plans of the Company or its subsidiaries in which such employee participated immediately prior to the Effective Time, and Parent shall cause any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the Old Plans ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

If the Effective Time occurs prior to the last day of the Company’s 2022 fiscal year, the Company shall have the right to pay pro-rated annual bonus awards under the Company’s Annual Incentive Plan in respect of the Company’s 2022 fiscal year on or prior to the Effective Time, with such payments to be based on the lesser of (i) actual performance, as determined by the Company’s Compensation Committee, or (ii) 100% of each participant’s target bonus amount for fiscal year 2022; provided, that if a participant is party to an employment agreement that provides for a more favorable treatment, then such more favorable treatment will apply to such participant.

Each Long-Term Cash Award that is outstanding as of immediately prior to the Effective Time will remain outstanding and will continue in full force and effect in accordance with the terms thereof following the Effective Time. Parent shall, or shall cause the Company or the Surviving Corporation to, pay the second tranche of such Long-Term Cash Awards on June 15, 2022 and pay the third tranche of such Long-Term Cash Awards on June 15, 2023, subject in each case to earlier payment in accordance with the terms of any such award.

Prior to the Effective Time, the Company’s Board shall be permitted to pass a resolution in order to convert the right to receive common stock in respect of deferred restricted units into the right to receive an amount in cash equal to the Merger Consideration, as contemplated by Section 6.1 of the Company’s Amended and Restated Deferred Compensation & Supplemental Savings Plan.

Section 16 Matters

The Merger Agreement provides that, prior to the Effective Time, the Company will take all reasonable steps to cause any dispositions of Shares (including any derivative securities) pursuant to the Transactions by each individual who is or may be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company immediately prior to the Effective Time to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Rule 14d-10(d) Matters

The Merger Agreement provides that, prior to the initial acceptance of payment by Merger Sub of Shares pursuant to the Offer, the Company (acting through the Compensation Committee of the Company Board) will take all such actions as may be required to cause any agreements, arrangements or understandings that have been or will be entered into by Parent, the Company or any of their respective affiliates with current or future directors, officers or employees of the Company and its affiliates pursuant to which payments are made or to be made or benefits are granted or to be granted according to such arrangements (including any amendment or modification thereof) to be approved as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act and to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) under the Exchange Act.

(b)    Arrangements with Merger Sub and Parent.

Merger Agreement

On March 12, 2022, the Company, Parent and Merger Sub entered into the Merger Agreement. The summary of the Merger Agreement contained in Section 11—“The Merger Agreement” and the description of the conditions of the Offer contained in Section 13—“Conditions of the Offer” of the Offer to Purchase, which is filed as Exhibit (a)(1)(A) of the Schedule TO, are incorporated herein by reference. Such summary and description are not purported to be complete and are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and incorporated herein by reference.

The Merger Agreement governs the contractual rights between the Company, Parent and Merger Sub in relation to the Offer and the Merger. The Merger Agreement has been filed as an exhibit to this Schedule 14D-9 to provide you with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company or Parent or their respective affiliates in the Company’s public reports filed with the SEC. In particular, the Merger Agreement and this summary of terms are not intended to be, and should not be relied upon as, disclosures or characterizations regarding any facts or circumstances relating to the Company or Parent and the information in the Merger Agreement should be considered in conjunction with the entirety of the factual disclosure about the Company in the Company’s public reports filed with the SEC. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement and as of specific dates. Information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures. The representations and warranties have been negotiated with the principal purpose of establishing the circumstances in which Merger Sub may have the right not to consummate the Offer, or a party may have the right to terminate the Merger Agreement, if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocate risk between the parties, rather than establish matters as facts. The representations and warranties in the Merger Agreement are the product of negotiations among the Company and Parent and were used for the purpose of allocating risk among the Company, Parent and Merger Sub, rather than establishing matters of fact and may also be subject to a contractual standard of materiality different from those generally applicable to stockholders. The assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in a confidential disclosure schedule delivered by Company to Parent in connection with the signing of the Merger Agreement. The Company’s stockholders are not third-party beneficiaries of the Merger Agreement (except that any one or more of the Company’s stockholders may enforce the provisions in the Merger Agreement relating to the payment of the consideration in the Merger to the extent necessary to receive the Merger Consideration).

The foregoing summary of the Merger Agreement and the descriptions of the terms and conditions of the Offer and the Merger contained in the Offer to Purchase does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Confidentiality Agreement

On December 30, 2021, Volt and ACS entered into a confidentiality agreement (the “Volt Information Confidentiality Agreement”), pursuant to which Volt and ACS agreed that any confidential and/or proprietary non-public information and materials furnished by or on behalf of Volt to ACS or its representatives would be considered confidential information (subject to customary exceptions). Under the Volt Information Confidentiality Agreement, such information and materials are required to be kept confidential for a period of three years after disclosure of such materials and information. In addition, the Volt Information Confidentiality Agreement contains a customary standstill provision with a term of 18 months that would automatically terminated before the expiration of such term in certain situations.

On March 11, 2012, Volt and ACS entered into a confidentiality agreement (the “ACS Information Confidentiality Agreement”), pursuant to which Volt and ACS agreed that any confidential and/or proprietary non-public information and materials furnished by or on behalf of ACS to Volt or its representatives would be considered confidential information (subject to customary exceptions). Under the ACS Information Confidentiality Agreement, such information and materials are required to be kept confidential for a period of four years after the date of the ACS Information Confidentiality Agreement.

The foregoing summaries of the Confidentiality Agreements do not purport to be complete and are qualified in its entirety by reference to the full text of the Volt Information Confidentiality Agreement, which is filed as Exhibit (d)(3) to the Schedule TO, and the ACS Information Confidentiality Agreement, which is filed as Exhibit (d)(4) to the Schedule TO, and each of which is incorporated herein by reference.

Exclusivity Agreement

On February 10, 2022, Volt and ACS entered into an exclusivity agreement (the “Exclusivity Agreement”) in connection with a possible negotiated transaction to induce ACS to devote time and resources and to incur expenses in connection with a possible negotiated transaction. The Exclusivity Agreement provided an exclusivity period that expired on 11:59 p.m. EST on March 4, 2022, subject to certain terms and conditions for an earlier expiration or an extension. The Exclusivity Agreement permitted ACS to extend the exclusivity period

(the “Extension Right”) through March 11, 2022 if it confirmed (i) that it did not intend to reduce its $6.00 per share proposed purchase price and (ii) that it had substantially completed its due diligence of the Company and was satisfied therewith (the foregoing collectively, the “Confirmations”).

The foregoing summary of the Exclusivity Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Exclusivity Agreement, which is filed as Exhibit (d)(5) to the Schedule TO and is incorporated herein by reference.

Tender and Support Agreements

On March 12, 2022, each of Linda Perneau; Lori Schultz; Arnold Ursaner; Herbert Mueller; Leonard Naujokas; Nancy Avedissian; Nick Cyprus; Bruce G. Goodman; Linda Shaw; Deborah Shaw; The Diana Goodman Trust; Trust f/b/o Melissa Goodman under the Linda Shaw Annuity Trusts; Trust f/b/o Scott Schulte under the Linda Shaw Annuity Trusts; The 2001 Melissa Goodman Trust; Celia R. Brown Revocable Trust, Celia Brown; Michael Shaw; and Michael Shaw and Sara Warshaw Revocable Trust, dated August 15, 2006 (amended and restated June 9, 2020) (collectively, the “Supporting Shareholders”), entered into tender and support Agreements (the “Tender and Support Agreements”) with Parent and Merger Sub, in which each of the Supporting Shareholders agreed to (x) tender all Shares of the Company owned by such shareholders in the Offer and (y) vote such shares in favor of the Merger and any related matters on which such shareholders may be called to vote. The Tender and Support Agreements will terminate upon certain circumstances, including upon termination of the Merger Agreement. As of March 22, 2022, the Supporting Shareholders held approximately 26% of the Shares then outstanding (approximately 24% on a fully-diluted basis).

The foregoing summary of the Tender and Support Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Tender and Support Agreement, which is filed as Exhibit (e)(32) to this Schedule 14D-9 and is incorporated herein by reference.

Item 4. The Solicitation or Recommendation.

(a)    Recommendation of the Company Board.

After consideration, including review of the terms and conditions of the Offer in consultation with certain members of the Company’s senior management, as well as the Company’s financial and legal advisors, the Company Board, by unanimous vote of those voting (with Mr. Grubbs not voting and having recused himself) at a meeting on March 12, 2022, (i) determined that the terms of the Merger and the Transactions are advisable, fair to and in the best interests of the Company and its stockholders, (ii) approved the execution, delivery and performance of, and adopted and declared advisable the Merger Agreement and the Transactions, including the Offer, the Top-Up Option and the Merger, on the terms and subject to the conditions set forth in the Merger Agreement, and (iii) resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares to Merger Sub pursuant to the Offer, and if required to consummate the Merger, that the stockholders of the Company adopt the Merger Agreement under the NYBCL.

Accordingly, for the reasons described in more detail below, the Company Board recommends that the Company’s stockholders accept the Offer and tender their Shares to Merger Sub pursuant to the Offer.

A joint press release, dated March 14, 2022, issued by the Company and Parent announcing the Merger Agreement is filed as Exhibit (a)(5)(A) to this Schedule 14D-9 and incorporated herein by reference.

(b)    Background and Reasons for the Company Board’s Recommendation.

Background of the Offer

As part of the Company’s regular consideration and evaluation of its long-term strategic goals and plans, the Company Board and certain members of the Company’s executive management periodically review, consider and assess the Company’s operations and financial performance, as well as overall industry conditions, as they may affect those strategic goals and plans.

As announced by the Company in June 2018, the Company engaged in a process of reviewing strategic alternatives to maximize shareholder value. In connection with such process, the Company engaged Houlihan Lokey Capital, Inc. (“Houlihan”) as financial advisor and also formed a strategic alternatives committee consisting of independent members of the Company Board to provide oversight of the strategic alternatives review process. As part of the strategic alternatives review process, Houlihan was directed to engage in a marketing outreach process. This process was undertaken in multiple stages from late 2017 through mid-2018. During the marketing process, Houlihan contacted over 80 parties. A subset of these parties contacted signed non-disclosure agreements with the Company in order to gain access to due diligence information. While several parties made preliminary bids to acquire the Company, ultimately, an acquisition of the Company did not result from this marketing process. In November 2018, the Company announced that it had concluded its strategic review process.

In February 2020, the Company engaged Foros Securities LLC (“Foros”) as its financial advisor and investment banker to assist the Company in connection with a range of potential value-creation opportunities, including strategic alternatives for the Company.

With the support of Foros, the Company evaluated a potential acquisition of a private staffing company between January and March 2020, which the Company elected not to pursue.

Following Foros’s strategic review of the Company, on March 5, 2020, the Company Board held a meeting at which Foros presented its preliminary observations concerning the Company. Foros also presented a workplan and a timeline for the purpose of supporting the Company’s pursuit of value-creation opportunities.

On June 10, 2020, Foros presented its strategic assessment to the Company Board.

On June 30, 2020, the Company’s Chief Executive Officer, Linda Perneau, was contacted by a senior executive of a strategic party (“Strategic Party A”) indicating Strategic Party A’s interest in exploring a potential acquisition of the Company.

From July 2020 to August 2020, the Company and Foros, at the direction of the Company Board, reached out to a targeted list of strategic buyers and financial sponsors regarding a potential equity investment in the Company.

Following Strategic Party A’s initial expression of interest in June 2020, from August 2020 to September 2020, the Company engaged in discussions with Strategic Party A concerning a potential acquisition of the Company by Strategic Party A. As part of these discussions, the Company provided Strategic Party A with due diligence information. Strategic Party A ultimately declined to submit an acquisition proposal for the Company.

On September 10, 2020, the Company Board held a meeting during which Foros summarized the feedback it had received from discussions with third parties concerning a potential equity investment in the Company.

In September 2020, another strategic party (“Strategic Party B”) sent a letter to the Company’s Chief Executive Officer to express interest in a potential acquisition of the Company. On October 14, 2020, Strategic Party B sent a letter to the Company Board, expressing interest in acquiring the Company at a price of $2.00 per share. On October 27, 2020, the Company delivered a letter to Strategic Party B stating that the Company was not for sale and that a price of $2.00 per share would not be acceptable. In December 2020, Strategic Party B sent the Company financial information and proposed financing for a transaction to acquire the Company. The Company replied on December 21, 2020, reiterating its position that the Company was not interested in a transaction at such a low valuation and discussions between the Company and Strategic Party B ceased.

On June 8, 2021, Foros made a presentation to the Company Board regarding alternatives for the Company’s international business.

On July 6, 2021, a financial sponsor with a strategic portfolio company (“Financial Party A”) contacted William Grubbs, the non-executive Chairman of the Company Board, to discuss a potential acquisition of the Company by Financial Party A’s portfolio company. On July 16, 2021, Financial Party A and its portfolio company entered into non-disclosure agreements with the Company to conduct due diligence in connection with a potential acquisition of the Company. From about July 2021 to September 2021, the Company provided due diligence information to Financial Party A and its portfolio company. On August 10, 2021, executives and advisors to the Company and Financial Party A (including its portfolio company), respectively, had a meeting during which the Company delivered a management presentation regarding the Company’s business.

On August 20, 2021, Financial Party A’s portfolio company submitted a non-binding indication of interest to acquire all outstanding shares of the Company for a purchase price in the range of $5.75 to $6.25 per share. The Company’s management team reviewed the offer with its advisors. On August 26, 2021, Foros, at the direction of the Company’s Chairman, delivered feedback to Financial Party A that the Company was not willing to proceed with a transaction in that price range but that the Company was prepared to provide Financial Party A and its portfolio company with additional due diligence information to further demonstrate the inherent value of the Company and to persuade Financial Party A’s portfolio company to potentially improve its offer. Financial Party A and its portfolio company agreed to proceed on that basis and conducted further due diligence from August 2021 to September 2021.

On September 9, 2021, the Company Board met to discuss the ongoing discussions with Financial Party A.

On September 21, 2021, Financial Party A and its portfolio company discontinued discussions with the Company and expressed interest in potentially revisiting the proposed transaction at a later time. That same day, the Company Board held a meeting in which it received this feedback from Financial Party A. Discussions between the Company and Financial Party A and its portfolio company came to an end at that time.

In October 2021, a strategic party (“Strategic Party C”) communicated to the Company Strategic Party C’s interest in acquiring the Company. However, the Company and Strategic Party C were unable to agree on the terms of a nondisclosure and standstill agreement and, as a result, discussions between the parties did not advance further.

In late December 2021, at the request of Raj Sardana, Chief Executive Officer of ACS, Mr. Grubbs introduced Mr. Sardana to Ms. Perneau. Mr. Grubbs was the former President of Diversant, a company acquired by ACS in December 2021. Following such acquisition, Mr. Grubbs transitioned to his current role as Executive Director of HireGenics, a subsidiary of ACS, in addition to his position as Chairman of the Company Board. ACS entered into a non-disclosure agreement with the Company on December 30, 2021 to enable ACS to engage in discussions, receive confidential information from the Company to facilitate ACS’s due diligence investigation in connection with a potential transaction.

On January 5, 2022, following an introduction of the parties present by Mr. Grubbs (who then departed to attend another meeting), Ms. Perneau and Herb Mueller, the Company’s then Chief Financial Officer, met with Raj Sardana and Sanjeev Sardana, the Chief Operating Officer of ACS, to discuss a potential acquisition of the Company by ACS.

On January 7, 2022, Foros, at the direction of the Company Board, and ACS’s management team held a call to facilitate the commencement by ACS of its evaluation of a potential acquisition of the Company. ACS informed Foros that ACS intended to submit to the Company a written non-binding indication of interest for such potential acquisition.

On January 10, 2022, ACS submitted to the Company and to Foros a non-binding indication of interest to acquire all outstanding shares of the Company at a price of $6.00 per share in cash. On January 11, 2022, members of the Company’s management team and its Chairman met with Foros to review ACS’s indication of interest.    On the same day, the Company Board was notified of ACS’s indication of interest and advised that it would be discussed in detail during a regular meeting of the Company Board scheduled for January 12, 2022.

On January 12, 2022, the Company Board held a regular meeting during which it reviewed the indication of interest from ACS and considered the process for engaging with ACS on its proposal. During that meeting, the Company Board determined, and Mr. Grubbs agreed, that given Mr. Grubbs’ employment with HireGenics and the future role he may likely have in overseeing the Volt business after giving effect to its potential acquisition by ACS, Mr. Grubbs would recuse himself from any portions of meetings of the Company Board during which the Company’s positions with respect to ACS and ACS’s proposal were discussed. In addition, it was determined that Mr. Grubbs would recuse himself from any votes taken with respect to ACS’s proposal. Following this determination, Mr. Grubbs did not participate in any portions of meetings of the Company Board during which the substance of any negotiations with ACS were discussed, nor did Mr. Grubbs participate in any negotiations of the terms of the transaction with ACS.

On February 2, 2022, members of the executive management team of ACS, including Rajiv Sardana and Sanjeev Sardana, met in person with representatives of the Company, including Ms. Perneau and representatives of Foros, to discuss ACS’s continued interest in a potential acquisition of the Company, and the Company delivered a management presentation regarding the Company’s business and the acquisition opportunity. During this meeting, ACS informed the Company that it would again submit a non-binding indication of interest. On February 4, 2022, ACS submitted to the Company and Foros a revised indication of interest, which confirmed ACS’s proposed purchase price of $6.00 per share in cash and contained other proposed terms of the acquisition.

During January and February 2022, ACS conducted further due diligence with respect to the Company. On February 7, 2022, the Company Board held a special meeting to discuss the ACS offer. That same day, the Company and ACS began negotiating an exclusivity agreement (the “Exclusivity Agreement”).

On February 10, 2022, a conference call to discuss the proposed transaction was held among the Company, ACS, Milbank LLP (“Milbank”), legal counsel to the Company, Foros, and Kilpatrick Townsend & Stockton LLP (“Kilpatrick”), legal counsel to ACS.

On February 11, 2022, the Exclusivity Agreement was executed by the Company, which the Company agreed to in exchange for ACS’s agreement that a “go-shop” provision would be included in any definitive Merger Agreement entered into between the parties. On the same day, ACS submitted to the Company and to Foros a further revised non-binding indication of interest, which, among other things, confirmed that any definitive Merger Agreement entered into between the parties would include a 30-day “go-shop” provision, contemplated certain major stockholders, directors and certain officers of the Company executing the Tender and Support Agreements and again included a proposed purchase price of $6.00 per share in cash.

On February 17, 2022, the Company Board held a special meeting to consider developments in the negotiation with ACS. Milbank and Foros were present at this meeting and provided their advice to the Company Board.

During February and March 2022, ACS conducted further due diligence with respect to the Company.

On February 18, 2022, Milbank delivered a draft Merger Agreement to Kilpatrick memorializing the proposed acquisition of the Company by ACS. Related discussions and negotiation among representatives of the Company and Milbank and representatives of ACS and Kilpatrick followed.

On February 24, 2022, the Company Board held a special meeting to consider developments in connection with the negotiation with ACS. Milbank and Foros were present at this meeting and provided their advice to the Company Board.

Kilpatrick sent a revised draft of the Merger Agreement to Milbank on February 28, 2022, reflecting ACS’s comments. Related discussions and negotiation among representatives of the Company and Milbank and representatives of ACS and Kilpatrick continued subsequent thereto.

On March 3, 2022, the Company Board held a special meeting to consider developments in connection with the negotiation with ACS. Milbank and Foros were present at this meeting and provided their advice to the Company Board.

On March 4, 2022, Kilpatrick communicated to Milbank that ACS had determined to exercise the Extension Right. In connection therewith, Kilpatrick issued the Confirmations on behalf of ACS. See the section titled “Exclusivity Agreement” for a discussion of the Extension Right and the Confirmations. As a result, the period of exclusivity between the Company and ACS was extended through March 11, 2022.

On March 9, 2022, the Company Board held a regular meeting, during which it considered developments in connection with the negotiation with ACS. At this meeting, among other things, Foros made a preliminary presentation to the Company Board regarding the financial terms of the proposed transaction with ACS and its affiliates, and Milbank advised the Company Board with respect to its fiduciary duties in connection with the Company Board’s consideration of such proposed transaction.

During the first two weeks of March 2022, discussions and negotiations among representatives of the Company and Milbank and representatives of ACS and Kilpatrick continued. Representatives of Kilpatrick and representatives of Milbank exchanged several revised drafts of the Merger Agreement, the Company’s disclosure schedule and ACS’s guaranty during that time.

On March 11, 2022, the Company Board held a special meeting to consider developments in connection with the negotiation with ACS. Milbank and Foros were present at this meeting and provided their advice to the Company Board. Later, on the evening of March 11, 2022, Milbank circulated a revised draft of the Merger Agreement and ACS’s guaranty to Kilpatrick.

On March 12, 2022, communication among the parties with respect to the Merger Agreement and ACS’s guaranty continued. Later on March 12, 2022, the Company Board convened a special meeting during which it considered the status of the negotiation with ACS and its affiliates and of the definitive documentation memorializing the proposed acquisition of the Company by Parent and ACS’s guaranty. At the same meeting, Foros delivered a fairness opinion to the Company Board that, as of March 12, 2022 and subject to the various assumptions and limitations described in the fairness opinion, the Offer Price to be paid pursuant to the Offer and the Merger to the holders of Shares (other than holders of Shares owned directly by the Company (or any direct or indirect subsidiary of the Company), Parent or Merger Sub immediately prior to the effective time of the Merger (the “Cancelled Shares”)) was fair, from a financial point of view, to such holders. The Company Board then approved the transaction with ACS. Thereafter that same day, the Merger Agreement, ACS’s guaranty and the Tender and Support Agreements were executed by the applicable parties. The transaction was announced before the markets opened on March 14, 2022, the immediately succeeding business day.

Under the terms of the Merger Agreement, during the period beginning on the date of the Merger Agreement and continuing until 11:59 p.m. (New York City time) on April 11, 2022, the Company and its representatives have the right to, directly or indirectly, solicit, engage in discussions and encourage parties to submit an alternative proposal to acquire the Company. Promptly after execution of the Merger Agreement, at the request of the Company Board, representatives of Foros contacted approximately 19 parties about a potential transaction.

On March 25, 2022, Parent and the Offeror commenced the Offer.

Reasons for the Recommendation of the Company Board

The Company Board has reviewed and considered the Offer in consultation with certain members of the Company’s senior management, as well as the Company’s financial and legal advisors. After considering its fiduciary duties under applicable law, the Company Board has (i) determined that the terms of the Merger and the Transactions are advisable, fair to and in the best interests of the Company and its stockholders, (ii) approved the execution, delivery and performance of, and adopted and declared advisable the Merger Agreement and the Transactions, including the Offer, the Top-Up Option and the Merger, on the terms and subject to the conditions set forth in the Merger Agreement, and (iii) resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares to Merger Sub pursuant to the Offer, and if required to consummate the Merger, that the stockholders of the Company adopt the Merger Agreement under the NYBCL.

Accordingly, the Company Board recommends that the Company’s stockholders accept the Offer and tender their Shares to Merger Sub pursuant to the Offer.

The Company Board considered each of the following factors and reasons, among others, when reaching its recommendation that stockholders accept the Offer and tender their Shares to Merger Sub pursuant to the Offer:

Reasons in favor of the proposed transaction:

•

Attractive Price. The all-cash consideration of $6.00 per Share, taking into account the Company Board’s familiarity with the business, operations, prospects, competitive environment, strategic and short- and long-term operating plans, assets, liabilities and financial condition of the Company, is more favorable to the Company’s stockholders than the potential value that could reasonably be expected to be generated from the alternative of the Company continuing to operate independently and pursuing its current business and financial plans on a standalone basis, taking into account the execution risks associated with continued independence;

•

Certainty of Value. The Company Board considered that the Offer Price and the Merger Consideration are all-cash, so that the proposed Transactions would provide certainty, immediate value, and liquidity to the Company’s stockholders for their Shares, especially when viewed against any internal or external risks and uncertainties associated with the Company’s standalone strategy or the financial markets generally;

•

Substantial Premium. The current and recent market prices of the Shares, including the market performance of the Shares relative to those of other participants in the Company’s industry and general market indices, and the fact that the Offer Price of $6.00 per Share represents a compelling premium to historical market prices of the Shares, including a 99% premium to the closing price of the Shares on March 11, 2022, the last full trading day before the announcement of the Merger Agreement;

•

The Company’s Operating and Financial Condition and Prospects. The Company’s operating and financial performance and its prospects, including the Company Forecasts (as defined below), which reflect an application of various assumptions of the Company’s senior management and consideration of the inherent uncertainty of achieving the Company Forecasts and that, as a result, the Company’s actual financial results in future periods could differ materially from the Company Forecasts;

•

High Likelihood of Closing. The belief of the Company Board that, subject to the outcome of the 30-day “go-shop” period and any associated negotiations with potential acquirers, as the Merger Agreement permits, the likelihood of completing the Transactions is high, particularly in light of the terms of the Merger Agreement and certain other factors, including (i) the conditions to the Offer and the Merger being specific and limited, (ii) the exceptions, contained within the “Company Material Adverse Effect” definition of the Merger Agreement, which generally defines the standard for closing risk, (iii) the likelihood of obtaining required regulatory approvals, including the commitment of Parent to use its reasonable best efforts to obtain the required regulatory approvals, (iv) Parent having obtained the requisite financing on a committed basis (and ACS’s access to existing sources of additional committed financing), (v) Parent’s affiliates’ history of completing transactions and (vi) the fact that ACS delivered a full guaranty of Parent’s obligations to consummate the Transactions, including payment of the aggregate Offer Price and Merger Consideration;

•

Foros Analysis and Fairness Opinion. The financial analyses presented by Foros (defined below) to the Company Board and an oral opinion, which was subsequently confirmed by delivery of a written opinion dated March 12, 2022, to the effect that, as of that date and subject to various assumptions and limitations described in Foros’s opinion, the Offer Price to be paid pursuant to the Offer and the Merger to holders of Shares (other than holders of the Cancelled Shares) was fair, from a financial point of view, to such holders;

•

Other Strategic Alternatives. The belief of the Company Board, after a thorough review of possible alternative strategic alternatives reasonably available to the Company (including continuing to operate on a standalone basis), in each case taking into account the potential benefits, risks and uncertainties associated with those alternatives, that the Offer and the Merger represent the Company’s best reasonably available prospect for maximizing stockholder value;

•

Right to Receive Higher Offers. The Company Board considered the Company’s rights under the Merger Agreement to solicit higher offers during the “go-shop” period and to consider and negotiate certain higher offers thereafter, including the right of the Company and its representatives to actively solicit, facilitate, and provide access to confidential information of the Company in connection with competing proposals during the 30-day “go-shop” period commencing on the date of the Merger Agreement, to continue such negotiations for an additional 10-day period with respect to a third party who has made a proposal that the Company Board determines is or could reasonably be expected to lead to a higher offer, and to terminate the Merger Agreement to enter into an agreement with respect to a superior proposal with any such bidder, subject to certain notice requirements and “matching” rights in favor of Parent and Parent’s right to receive payment of a termination fee in an amount equal to $2,861,284, representing approximately 2% of the equity value in the Transactions, which amount the Company Board believed to be reasonable and customary under the circumstances, taking into account the size of the Transactions and the range of such termination fees in similar transactions;

•

Opportunity to Accept a Superior Proposal. The fact that the terms of the Merger Agreement permit the Company to respond to unsolicited proposals following the No-Shop Period Start Date, and that the provisions of the Merger Agreement permit the Company Board in certain circumstances to terminate the Merger Agreement in order to enter into a definitive agreement with respect to an unsolicited superior proposal, subject to the payment of a termination fee in an amount equal to $4,291,926, representing approximately 3% of the equity value in the Transactions, which amount the Company Board believes to be reasonable and customary under the circumstances and unlikely to serve as a meaningful deterrent to other acquisition proposals after the “go-shop” period;

•

Tender Offer Structure; Timing of Completion. The anticipated timing of the consummation of the Transactions, and the structure of the Transactions as a cash tender offer for all outstanding Shares followed by a merger to be effected pursuant to Section 905(a) of the NYBCL and the potential for closing in a relatively short timeframe could reduce the amount of time in which the Company’s business would be subject to the potential uncertainty of closing and related disruption; and

•

Appraisal Rights. That stockholders who do not believe that the Offer Price represents fair consideration for their shares will have an opportunity to pursue appraisal rights under Sections 910 and 623 of the NYBCL.

Considerations against and risks associated with the proposed Transactions:

•

Opportunity Costs. The fact that the Company will no longer exist as an independent public company and the Company’s stockholders will forego any future increase in its value as an independent public company that might result from its possible growth due to operational improvements, strategic initiatives or otherwise;

•	Potential Negative Impact on the Company’s Business. The possible negative effect of the Transactions and public announcement of the Transactions on the Company’s financial performance,

and operating results and the Company’s relationships with suppliers, vendors, other business partners, management and employees;

•

Interim Restrictions on Business Pending Completion of the Offer. The fact that the Merger Agreement imposes restrictions on the conduct of the Company’s business in the pre-closing period, which may adversely affect the Company’s business, including by delaying or preventing the Company from pursuing non-ordinary course opportunities that may arise or precluding actions that would be advisable if the Company were to remain an independent company;

•

Termination Fee. The fact that, upon termination of the Merger Agreement under specified circumstances, the Company may be required to pay to Parent a termination fee in the amount of $2,861,284.00 or $4,291,926.00;

•	Litigation. The risk of litigation in connection with the Offer or the Merger;

•

Transaction Expenses. The substantial transaction expenses to be incurred and the negative impact of such expenses on the Company’s cash reserves and operating results should the Transactions not be completed; and

•

Interests of Insiders. The interests that certain directors and executive officers of the Company may have with respect to the Transactions that may be different from, or in addition to, their interests as stockholders of the Company or the interests of the Company’s other stockholders generally.

The Company Board believed that, overall, the potential benefits of the Offer and the Merger to the Company’s stockholders outweighed the risks, and that the Merger Agreement was reasonably likely to represent the most attractive alternative for stockholders of the Company. In analyzing the Offer and the Merger, the Company Board and the Company’s management were assisted and advised by legal counsel and financial advisors.

The foregoing discussion of information and reasons considered by the Company Board is not intended to be exhaustive. In light of the variety of reasons considered in connection with its evaluation of the Offer and the Merger, the Company Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific reasons considered in reaching its determinations and recommendations. Moreover, each member of the Company Board applied his or her own personal business judgment to the process and may have given different weight to different reasons.

(c)    Intent to Tender

To the best of the Company’s knowledge, after reasonable inquiry, each executive officer and director of the Company who owns Shares presently intends to tender in the Offer all Shares that he or she owns of record or beneficially. The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender. In addition, each director (other than Mr. Grubbs) and certain executive officers of the Company have entered into Tender and Support Agreements with Parent and Merger Sub pursuant to which each has agreed to, among other things, tender all Shares owned by such shareholders in the Offer. See the section titled “Past Contacts, Transactions, Negotiations and Agreements—Tender and Support Agreements.”

(d)    Opinion of Foros Securities LLC

On March 12, 2022, Foros delivered to the Company Board its oral opinion, which was subsequently confirmed by delivery of a written opinion, dated March 12, 2022, to the effect that, as of that date and based upon and subject to various assumptions and limitations described in Foros’s opinion, the Offer Price to be paid pursuant to the Offer and the Merger to holders of Shares (other than holders of the Cancelled Shares) was fair, from a financial point of view, to such holders.

The full text of the Foros written opinion delivered to the Company Board, which describes, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Foros, is attached as Annex A to this Schedule 14D-9. Foros provided its opinion to the Company Board for the information and assistance of the Company Board (in its capacity as such) in connection with and for purposes of the Company Board’s evaluation of the Offer Price from a financial point of view. Foros’s opinion does not address any other aspect of the Offer and the Merger, and does not constitute an opinion or recommendation as to whether any stockholder should tender their Shares in the Offer, or how any stockholder should vote or act in connection with the Offer and the Merger or any other matter.

In connection with rendering its opinion, Foros:

(1)	reviewed certain publicly available business and financial information relating to the Company that Foros deemed relevant;

(2)	reviewed certain information, including the Company Forecasts and other financial and operating data concerning the Company, prepared by the management of the Company;

(3)	discussed the past and current business, operations, financial condition and prospects of the Company with members of senior management of the Company;

(4)	compared the Offer Price with implied values for the Company based on certain financial information and trading activity of certain publicly traded companies that Foros deemed relevant;

(5)	compared the proposed financial terms of the Offer and the Merger with the financial terms, to the extent publicly available, of a certain other transaction that Foros deemed relevant;

(6)	reviewed a draft of the Merger Agreement, dated March 11, 2022; and

(7)	performed such other analyses and studies and considered such other factors as Foros deemed appropriate.

In arriving at its opinion, Foros assumed and relied upon, at the Company Board’s direction and without independent verification, the accuracy and completeness of all of the financial and other information and data, including without limitation the Company Forecasts, publicly available or provided to or otherwise reviewed by or discussed with it and relied upon the assurances of the management of the Company that they were not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the Company Forecasts, Foros assumed, at the Company Board’s direction and without independent verification, that such forecasts were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Company as to the future financial performance of the Company. Foros did not make and was not provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor did it make any physical inspection of the properties or assets of the Company. Foros did not evaluate the solvency or fair value of the Company under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Foros assumed, at the Company Board’s direction, that the Offer and the Merger will be consummated in accordance with the terms of the Merger Agreement, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Offer and the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company or the contemplated benefits of the Offer and the Merger.

Foros expressed no view or opinion as to any terms or other aspects of the Offer and the Merger (other than the Offer Price to the extent expressly specified in Foros’s opinion), including, without limitation, the form or structure of the Offer and the Merger. Foros did not, and was not requested to, solicit indications of interests or proposals from third parties regarding a possible acquisition of all or any part of the Company. Foros’s opinion was limited to the fairness, from a financial point of view, as of the date of its opinion, of the Offer Price to be paid to the holders of Shares (other than holders of the Cancelled Shares), and no opinion or view was expressed with respect to any consideration received in connection with the Offer and the Merger by the holders of any other class of securities, creditors or other constituencies of the Company. In addition, no opinion or view was expressed with respect to the fairness of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the Offer and the Merger, or class of such persons, relative to the Offer Price. Furthermore, no opinion or view was expressed as to the relative merits of the Offer and the Merger in comparison to other strategies or transactions that might be available to the Company or in which the Company might engage or as to the underlying business decision of the Company to proceed with or effect the Offer and the Merger. Foros’s opinion was not intended to and did not constitute a recommendation to members of the Company Board as to whether they should have approved the Offer and the Merger or the Merger Agreement, and Foros expressed no opinion or recommendation as to whether any stockholder should tender their Shares in the Offer, or how any stockholder should act in connection with the Offer and the Merger or any related matter.

Foros’s opinion was necessarily based on financial, economic, monetary, market and other conditions and circumstances as they existed and could be evaluated on, and the information made available to Foros as of, the date of its opinion. It should be understood that subsequent developments could affect Foros’s opinion, and Foros does not have any obligation to update, revise, or reaffirm its opinion. The issuance of Foros’s opinion was approved by Foros’s Opinion Committee.

The following represents a summary of the material financial analyses presented by Foros to the Company Board in connection with Foros’s opinion. The following summary, however, does not purport to be a complete description of the financial analyses performed by Foros, nor does the order of analyses described represent relative importance or weight given by Foros to those analyses. Some of the summaries of the financial analyses below include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Foros’s financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before March 11, 2022, the last completed trading day before the date of the Foros opinion, and is not necessarily indicative of current market conditions. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by Foros.

Discounted Cash Flow Analysis

Foros conducted a discounted cash flow analysis on the Company using the Company Forecasts. A discounted cash flow analysis is a method of evaluating an asset using estimates of the future unlevered free cash flow generated by the asset and taking into consideration the time value of money with respect to those future cash flows by calculating their “present value.” The “unlevered free cash flow” refers to a calculation of the future cash flow of an asset without including in such calculation any debt servicing costs. Specifically, “unlevered free cash flow” represents unlevered earnings before interest expense and after tax (reduced by stock-based compensation and restructuring expenses), adjusted for depreciation and amortization, changes in net working capital and capital expenditures. “Present value” refers to the current value of one or more future cash payments from the asset, which are referred to as that asset’s cash flow, and is obtained by discounting those cash flows back to the present using a discount rate that takes into account macro-economic assumptions and estimates of risk, the opportunity cost of capital, capitalized returns and other appropriate factors. “Terminal value” refers to the capitalized value of all cash flows from an asset for periods beyond the forecast period.

The Company’s management calculated the unlevered free cash flow for the Company based on the Company Forecasts for the second through fourth quarters of fiscal year 2022 and for fiscal years 2023 through 2025. See the section titled “Certain Company Management Forecasts” for more information with respect to the Company Forecasts. Foros calculated a terminal value for the Company by applying perpetual growth rates (“PGR”) of

0.0%, 1.0% and 2.0% to the unlevered free cash flow of the Company during the terminal period, which PGRs were based on considerations that Foros deemed relevant in its professional judgment and experience. The unlevered free cash flow and terminal value using each PGR were then discounted to present values using a discount rate of 13.5%, which was chosen by Foros based upon an analysis of the weighted average cost of capital of the Company using the capital asset pricing model and also based on considerations that Foros deemed relevant in its professional judgment and experience. Based on the foregoing, this analysis indicated an implied equity value per Share of $5.45, $5.75 and $6.11, respectively, which values were then compared with the Offer Price of $6.00 per Share.

Historical Trading Price Range

Foros reviewed historical trading prices of the Shares for the two-year period ended on March 11, 2022 (the last trading day before Foros delivered its opinion to the Company Board), noting that the low and high closing prices ranged from $0.68 to $5.46 per Share during such two year period. Foros also reviewed historical trading prices of the Shares for the 52 week period ended March 11, 2022, noting that the low and high closing prices during such period ranged from $2.52 to $5.46 per Share. Foros then compared the values in the 52 week trading range with the Offer Price of $6.00 per Share.

Precedent Transaction Analysis

Foros reviewed and analyzed certain information relating to the acquisition of EmployBridge by Apollo Global Management which was announced in June 2021 (the “Precedent Transaction”). Neither EmployBridge nor the Precedent Transaction is identical or directly comparable to the Company or the Offer and the Merger. EmployBridge was selected, among other reasons, based on Foros’s experience and professional judgment, because EmployBridge has certain characteristics that, for purposes of its analysis, may be considered similar to certain characteristics of the Company. The reasons for and the circumstances surrounding the Precedent Transaction analyzed were diverse, and there are inherent differences in the business, operations, financial conditions and prospects of the Company and EmployBridge, including, among other things, that EmployBridge enjoyed meaningfully larger scale and margins than the Company. Accordingly, Foros believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the Precedent Transaction analysis. This analysis involves complex considerations and qualitative judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading, acquisition or other values of EmployBridge and the Company.

Based on publicly available information, Foros calculated the total enterprise value (“TEV”) implied for EmployBridge as a multiple of its EBITDA for the latest 12 month period (“LTM”) ended prior to the public announcement of the Precedent Transaction. Based on the results of the foregoing calculation, Foros’s analysis of the Precedent Transaction and its professional judgment and experience, Foros applied the TEV-to-EBITDA multiple of 7.9x from the Precedent Transaction to the Company’s EBITDA for fiscal year 2021 (“FY 2021A EBITDA”) to derive an implied enterprise value for the Company. Based on the foregoing, this analysis indicated an implied equity value per Share of $5.25, rounded to the nearest 25 cents. Foros then compared this value with the Offer Price of $6.00 per Share.

Selected Public Companies Analysis

Foros reviewed publicly available financial, stock market and operating information for the following five selected publicly traded companies that provide staffing services (the “Selected Public Companies”). The Selected Public Companies included the following:

Randstad
Adecco
Manpower Group
TrueBlue
Kelly Services

Although none of the Selected Public Companies is directly comparable to the Company, the Selected Public Companies were chosen by Foros because, among other reasons, they are publicly traded companies with certain characteristics that, for purposes of its analysis, may be considered similar to those of the Company. However, because none of the Selected Public Companies is exactly the same as the Company, Foros believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of its Selected Public Companies analysis. Accordingly, Foros also made qualitative judgments when performing its analysis, based on its experience and professional judgment, concerning differences between the operational, business or financial characteristics of the Company and the Selected Public Companies that could affect the public trading, acquisition or other values of each in order to provide a context in which to consider the results of the quantitative analysis. In evaluating the Selected Public Companies, Foros made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the Company’s and Foros’s control.

Using publicly available information obtained from public filings and other public data sources (including select Wall Street Research and FactSet), Foros calculated, for each Selected Public Company, such company’s TEV as a multiple of such company’s EBITDA for calendar year 2021 (“CY 2021A EBITDA”) and estimated EBITDA for calendar year 2022 (“CY 2022E EBITDA”).

The mean and median multiples for the Selected Public Companies were as follows:

Financial Metric	Mean	Median
TEV / CY 2021A EBITDA	7.3x	7.1x
TEV / CY 2022E EBITDA	6.2x	6.0x

Based on Foros’s professional judgment and experience, Foros applied the reference ranges of TEV-to-EBITDA multiples set forth in the table below to corresponding fiscal year data of the Company, using information provided by the Company’s management and the Company Forecasts, in order to derive ranges of implied enterprise values of the Company. In selecting these reference ranges of multiples, Foros made qualitative judgments based on its experience and professional judgment concerning differences between the business, financial and operating characteristics of the Company and the Selected Public Companies that could affect their public trading values in order to provide a context in which to consider the results of the quantitative analysis.

Financial Metric	Range of Multiples
TEV / FY 2021A EBITDA	6.0x to 7.5x
TEV / FY 2022E EBITDA	5.0x to 6.5x

Based on the foregoing, this analysis indicated a range of implied equity values per Share of $4.00 to $5.00 (with respect to the Company’s FY 2021A EBITDA) and $4.25 to $5.50 (with respect to the Company’s FY 2022E EBITDA), in each case, rounded to the nearest 25 cents. Foros then compared the values in these ranges with the Offer Price of $6.00 per Share.

General

The preparation of a financial opinion is a complex analytical process involving, among other things, various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to particular circumstances. Therefore, a financial opinion is not readily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, would create an incomplete view of the processes underlying Foros’s opinion. Foros did not form an opinion or recommendation as to whether any individual analysis or factor, considered in isolation, supported or failed to support its opinion. Foros considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Foros made its determination as to fairness of the Offer Price on the basis of its professional judgment and experience after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to the Company or the Transactions, including the Offer and the Merger.

Foros prepared its analyses for purposes of providing its opinion to the Company Board as to the fairness, from a financial point of view, as of March 12, 2022, of the Offer Price to be paid pursuant to the Offer and the Merger to holders of the Shares (other than holders of the Cancelled Shares), and based upon and subject to the factors and assumptions described therein. Foros’s analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold or the prices at which any securities have traded or may trade at any time in the future. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by Foros’s analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of the Company, Parent, Foros, any of their affiliates or any other person assumes responsibility if future results are materially different from those forecast.

Foros provided advice to the Company Board during the negotiations between the Company and Parent. Foros did not, however, recommend any specific amount of consideration to the Company or the Company Board or indicate that any specific amount of consideration constituted the only appropriate consideration for the Offer and the Merger.

The decision to enter into the Merger Agreement and make its recommendation to the Company’s stockholders in respect of the Offer and the Merger was solely that of the Company Board. As described above in the section titled “—Background and Reasons for the Company Board’s Recommendation,” Foros’s opinion and analyses were only one of many factors considered by the Company Board in its evaluation of the Offer and the Merger and should not be viewed as determinative of the views of the Company Board with respect to the Offer, the Merger or the Offer Price. The foregoing summary does not purport to be a complete description of the analyses performed by Foros in connection with its opinion and is qualified in its entirety by reference to the written opinion of Foros, attached as Annex A to this Schedule 14D-9.

Other than as described in the section titled “Person/Assets, Retained, Employed, Compensated or Used,” Foros does not have any material relationship that existed in the last two years, or that is contemplated in the future, between Foros and any of the Company, Parent or Merger Sub.

For a description of the terms of Foros’s engagement with the Company, see the discussion set forth in the section titled “Person/Assets, Retained, Employed, Compensated or Used.”

Miscellaneous.

Under the terms of Foros’s engagement by the Company Board, the Company has agreed to pay Foros for its financial advisory services in connection with the proposed transaction an aggregate fee currently estimated to be approximately $3.9 million, $2 million of which became payable upon delivery of Foros’s opinion and the remainder of which is contingent upon consummation of the Transactions. In addition, the Company has agreed to reimburse certain of Foros’s expenses arising, and indemnify Foros against certain liabilities that may arise, out of Foros’s engagement, including all reasonable, documented and itemized out-of-pocket expenses incurred in performing the services, including reasonable fees and expenses of Foros’s legal counsel. The Company Board selected Foros as a financial advisor in connection with the Transactions because Foros is a nationally recognized investment banking firm with substantial experience in similar transactions and the staffing services industry.

Item 5. Person/Assets, Retained, Employed, Compensated or Used.

The Company retained Foros to act as its financial advisor in connection with the Transactions and, in connection with such engagement, Foros provided its opinion described in the section titled “The Solicitation or Recommendation—Opinion of Foros Securities LLC”, which is filed as Annex A to this Schedule 14D-9.

Under the terms of Foros’s engagement by the Company Board, the Company has agreed to pay Foros for its financial advisory services in connection with the proposed transaction an aggregate fee currently estimated to be approximately $3.9 million, $2 million of which became payable upon delivery of Foros’s opinion and the remainder of which is contingent upon consummation of the Transactions. In addition, the Company has agreed to reimburse certain of Foros’s expenses arising, and indemnify Foros against certain liabilities that may arise, out of Foros’s engagement, including all reasonable, documented and itemized out-of-pocket expenses incurred in performing the services, including reasonable fees and expenses of Foros’s legal counsel.

Neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to stockholders of the Company on its behalf with respect to the Offer or the Merger, except that such solicitations or recommendations concerning the Offer or the Merger may be made by directors, officers or employees of the Company, for which services no compensation will be paid.

Item 6. Interest in Securities of the Subject Company.

Other than as set forth below and in the ordinary course of business in connection with the Company’s employee benefit plans, no transactions in the Shares have been effected during the past 60 days by the Company, or, to the best of the Company’s knowledge, by any of the Company’s directors, executive officers or affiliates or subsidiaries of the Company

Date of Transaction	Identity of Person	Number of Securities	Price per Share (if applicable)	Nature of Transaction(1)(2)
2/1/2022	Craig Lewis	31,646	—	Grant of RSUs

(1)	Each Company RSU represents a contingent right to receive one Share without the payment of additional consideration.

Item 7. Purposes of the Transaction and Plans or Proposals.

Except as indicated in Items 2, 3 and 4 of this Schedule 14D-9, (a) the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in: (i) a tender offer for or other acquisition of the Shares by the Company, any of its subsidiaries, or any other person; (ii) any extraordinary transaction such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rates or policy, or indebtedness or capitalization of the Company and (b) there are no transactions, resolutions of the Company Board or agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in clause (a) of this Item 7.

Item 8. Additional Information.

(a)    Golden Parachute Compensation.

The following table sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for the Company’s named executive officers (“NEOs”), who consist of Mmes. Perneau and Avedissian, and Mr. Mueller, that is based on or otherwise relates to the Offer and/or the Merger, assuming that the Offer and the Merger were consummated on April 29, 2022 and that Mmes. Perneau and Avedissian and Mr. Mueller experienced a Qualifying Termination the same date.

The amounts reported below are estimates based on multiple assumptions that may or may not actually occur. As a result, the golden parachute compensation, if any, to be received by the NEOs may materially differ from the amounts set forth below. The calculation in the table below does not include amounts under contracts, agreements, plans or arrangements to the extent they do not discriminate in scope, terms or operation in favor of the NEOs and that are available generally to all of our salaried employees.

Name	Cash ($)(1)	Equity ($)(2)	Other ($)	Total ($)
Linda Perneau	2,688,276	4,937,466	—	7,625,742
Herbert M. Mueller	1,388,583	1,464,258	—	2,852,841
Nancy T. Avedissian	743,018	1,050,902	—	1,793,920

(1)

The amounts reported in this column represent the cash severance amounts payable to Mmes. Perneau and Avedissian and Mr. Mueller, as described above under “Item 3—Arrangements with Current Executive Officers, Directors and Affiliates of the Company” assuming the NEO incurred a Qualifying Termination as of April 29, 2022.

These severance amounts are “double-trigger” in that they would only become payable upon the NEO’s Qualifying Termination, however, these severance amounts would be payable upon a Qualifying Termination regardless of whether or not the Merger occurs.

Cash severance is comprised of (a) in the case of Ms. Perneau, 24 months’ continued base salary, a pro-rated annual bonus for the year of termination (estimated to be $412,500), and cash payments equal to 12 months to subsidize her COBRA costs, (b) in the case of Ms. Avedissian, 12 months’ continued base salary, a pro-rated annual bonus for the year of termination (estimated to be $157,500), and cash payments equal to 12 months to subsidize her COBRA costs, and (c) in the case of Mr. Mueller, 24 months’ continued base salary, a pro-rated annual bonus for the year of termination (estimated to be $200,000), and cash payments equal to 12 months to subsidize his COBRA costs. Pursuant to the NEOs’ employment agreements, pro-rated annual bonuses for the year of termination will be calculated based on actual performance; however, for purposes of estimating amounts herein, we have assumed that each NEOs’ pro-rated annual bonus for the year of termination will be based on the “target” level performance. In addition, the unpaid portion of each NEO’s Long-Term Cash Award would accelerate and be paid.

In order to receive such severance benefits, the named executive officer must execute an effective release of claims against the Company and continue to comply with certain restrictive covenants.

Name	Cash Severance ($)	Estimated Pro-Rated Annual Bonus ($)	Long-Term Cash Acceleration ($)	COBRA ($)	Total ($)
Linda Perneau	1,650,000	412,500	606,667	19,109	2,688,276
Herbert M. Mueller	1,000,000	200,000	175,000	13,583	1,388,583
Nancy T. Avedissian	420,000	157,500	149,333	16,185	743,018

(2)

The amounts reported in this column include the aggregate dollar value of the cash payments that each NEO will receive in exchange for cancellation of his or her Company Stock Options, Company RSUs, and Company PSUs, as described above under “Item 3. Arrangements with Current Executive Officers, Directors and Affiliates of the Company—Treatment of Shares, Stock Options, Company RSUs, and Company PSUs in Connection with the Offer and Merger.” These amounts are “single-trigger” payments (given they will become payable upon the Merger) and assume the Merger Consideration price of $6.00 per Share.

Name	Value of Company Stock Options ($)(a)	Value of Company RSUs ($)	Value of Company PSUs ($)
Linda Perneau	253,044	3,006,510	1,677,912
Herbert M. Mueller	—	928,422	535,836
Nancy T. Avedissian	98,546	641,508	310,848

(a)	No value is shown for any Company Stock Option with an exercise price per Share that is equal to or greater than $6.00.

(b)    Appraisal Rights.

No appraisal rights are available in connection with the Offer. However, if the Merger is subsequently consummated, shareholders who have not tendered their Shares in the Offer will have certain rights under the NYBCL to dissent from the Merger and demand appraisal of their Shares. Dissenting shareholders who perfect such rights by complying with the procedures set forth in Sections 623 and 910 of the NYBCL will be entitled to a judicial determination and payment of the “fair value” of their Shares as of the close of business on the day prior to the date of shareholder authorization of the Merger, together with interest thereon, at such rate as the court finds equitable, from the date the Merger is consummated until the day of payment. The value determined in any appraisal proceeding could be the same, more or less than the purchase price per Share in the Offer or the consideration in the Merger.

The foregoing summary does not purport to be a complete statement of, and is qualified in its entirety by reference to, Sections 623 and 910 of the NYBCL, the full text of which is attached to this Schedule 14D-9 as Annex B, and to any amendments to such section adopted or otherwise made effective after the date of this Schedule 14D-9. Failure to follow any of the procedures of Section 623 of the NYBCL may result in termination or waiver of appraisal rights under Section 623 and 910 of the NYBCL. Shareholders should assume that the Company will take no action to perfect any appraisal rights of any stockholder. Any shareholder who desires to exercise his, her or its appraisal rights should review carefully Sections 623 and 910 of the NYBCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights.

(c)    Takeover Laws.

New York Business Corporation Law.

The Company is incorporated under the laws of the State of New York and is subject to the provisions of Section 912 regulating certain business combinations. The following description is not complete and is qualified in its entirety by reference to the provisions of Section 912. In general, Section 912 prevents an “interested shareholder” from engaging in a “business combination” (which is defined to include a variety of transactions, including mergers such as the merger proposed by Merger Sub) with a New York corporation (such as Volt) for a period of five years following the date such person became an interested shareholder of the corporation unless, among other exceptions, prior to the date such person became an interested shareholder of the corporation the board of directors of the corporation approved either the business combination or the transaction in which the interested shareholder became an interested shareholder.

After five years from the date such person became an interested shareholder, a New York corporation may engage in a business combination with an interested shareholder only if the holders of a majority of the outstanding voting stock not beneficially owned by the interested shareholder approve of the business combination or if the consideration paid by the interested shareholder meets certain minimum criteria as set forth in detail in Section 912. The provisions of Section 912 would be satisfied if, prior to the consummation of the Offer, the Company’s Board approves the Offer.

For purposes of Section 912, the term “interested stockholder” generally means any person (other than the corporation or any subsidiary of the corporation) that (i) is the beneficial owner of 20% or more of the outstanding voting stock of the corporation, or (ii) is an affiliate or associate of such corporation and was the owner of 20% or more of the outstanding voting stock of the corporation at any time within the five-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder; and the affiliates and associates of such person.

Additionally, Article 16 of the NYBCL (the “Security Takeover Disclosure Act”) purports to impose certain requirements on any party that makes a tender offer for any equity security of a “target company” (defined to mean a corporation organized under the laws of the State of New York which has its principal executive offices or significant business operations located within the State of New York) if, after such tender offer, the offeror would be a beneficial owner of more than five percent of any class of the issued and outstanding equity securities of such target company. Where applicable, the Security Takeover Disclosure Act requires an offeror to file with the Attorney General of the State of New York and deliver to the target company a registration statement as soon as practicable on the date of commencement of the tender offer. Additionally, the Security Takeover Disclosure Act permits, among other things, an investigation to review the adequacy of the required disclosure. Merger Sub stated in the Offer to Purchase that it was filing on March 25, 2022 a registration statement with the Attorney General of the State of New York pursuant to the Security Takeover Disclosure Act.

Other State Takeover Laws.

A number of other states have adopted takeover laws and regulations which purport to varying degrees to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have or whose business operations have substantial economic effects in such states, or which have substantial assets, security holders, principal executive offices or principal places of business in such states. The Company, directly or through its subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws.

If any state takeover statute is found to be applicable to the Offer, Parent may be unable to accept Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, Merger Sub may not be obligated to accept for payment any Shares tendered.

(d)    Regulatory Approvals.

United States Antitrust Compliance

Under the HSR Act, and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until required information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”), and certain waiting period requirements have been satisfied. These requirements apply to Merger Sub’s acquisition of Shares in the Offer and the Merger.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period (which may be extended as described below) which begins when Merger Sub files a Notification and Report Form under the HSR Act with the FTC and the Antitrust Division. If the end of the 15 calendar day waiting period is set to fall on a federal holiday or weekend day, the waiting period is automatically extended until 11:59 P.M., New York City time, the next business day. Merger Sub and Volt filed a Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on March 18, 2022, and the required waiting period with respect to the Offer and the Merger will expire at 11:59 P.M., New York City Time, on April 4, 2022, unless Merger Sub, with Volt’s consent, withdraws its HSR filing under 16 C.F.R. §803.12 or if Merger Sub and Volt receives a formal request for additional information or documentary material prior to that time (referred to as a “Second Request”). If prior to the expiration or termination of this waiting period either the FTC or the Antitrust Division issues a Second Request, the waiting period with respect to the Offer and the Merger would be extended for an additional period of up to 10 calendar days following the date of Merger Sub’s or Volt’s (as applicable) substantial compliance with the Second Request. After that time, absent Merger Sub’s and Volt’s agreement, they can be prevented from closing only by court order. The FTC or the Antitrust Division may terminate the additional 10 calendar day waiting period before its expiration. In practice, complying with a Second Request can take a significant period of time. If the HSR Act waiting period expired or was terminated, completion of the Merger would not require an additional filing under the HSR Act if Merger Sub owns 50% or more of the outstanding Shares at the time of the Merger and if the Merger occurs within one year after the HSR Act waiting period applicable to the Transactions expired or was terminated.

At any time before or after Merger Sub’s acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC, or any foreign antitrust or competition authority could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer, or seeking the divestiture of Shares acquired by Merger Sub or the divestiture of substantial assets of Volt or its subsidiaries or Merger Sub or its subsidiaries or require Volt or its subsidiaries or Merger Sub or its subsidiaries to license, or hold separate, assets or terminate existing relationships and contractual rights. State attorneys general may also bring legal action under both state and federal antitrust laws, as applicable. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, what the result of such challenge will be.

(e)    Second-Step Merger Provision

Parent has stated in the Schedule TO that the purpose of the Offer is for Parent to acquire control of, and all of the outstanding equity interests in, Volt. The Offer, as the first step in the acquisition of Volt, is intended to facilitate the acquisition of all outstanding Shares. The Merger Agreement provides that if, after the acceptance of payment by Merger Sub of Shares pursuant to the Offer and any exercise of the Top-Up Option, the number of Shares beneficially owned by Parent, Merger Sub and Parent’s other Subsidiaries collectively represents at least ninety 90% of the then outstanding Shares (the “Short-Form Threshold”), then subject to satisfaction of the certain conditions set forth in the Merger Agreement, Parent and Merger Sub shall take all necessary and appropriate action to effect the Merger and to cause the Effective Time to occur as promptly as reasonably practicable without a meeting of stockholders of the Company in accordance with Section 905 of the NYBCL.

(f)    Certain Company Management Forecasts.

Certain Unaudited Prospective Financial Information

Volt does not, as a matter of course, publicly disclose long-term forecasts or internal projections as to future performance, or results of operations, earnings or other results, due to, among other reasons, the inherent difficulty of predicting financial performance for future periods and the likelihood that the underlying assumptions and estimates may not be realized. However, in connection with the Company Board’s evaluation of the Transactions, and at the direction of the Company Board, Company management prepared certain unaudited prospective financial information for fiscal years 2022 through 2025 (the “Company Forecasts”). Volt management provided the Company Forecasts to the Company Board to assist the Company Board in its evaluation of Parent’s acquisition proposal. In addition, the Company Forecasts were provided to Foros, and were relied upon by Foros in performing the financial analyses in connection with the rendering of its fairness opinion to the Company Board as described under the heading “—Opinion of Foros Securities LLC,” and were the only financial projections with respect to the Company used by Foros in performing such financial analyses. In addition, the Company Forecasts were presented to Parent. The Company is summarizing the Company Forecasts in this Schedule 14D-9 to provide holders of Shares access to certain non-public, unaudited prospective financial information that was prepared for the Company Board for purposes of considering and evaluating Parent’s proposal. Neither the Company nor its advisors makes and has not made any admission or representation to Parent or Merger Sub, in the Merger Agreement or otherwise, concerning the Company Forecasts or any projected financial information contained therein.

Important Information Concerning the Company Forecasts

The summary of the Company Forecasts is included in this Schedule 14D-9 solely to give Volt’s shareholders access to certain financial forecasts that were made available to the Company Board, Foros and Parent and is not being included in this Schedule 14D-9 to influence any Volt shareholder’s decision whether to tender its Shares in the Offer or for any other purpose. The inclusion of the Company Forecasts in this Schedule 14D-9 does not constitute an admission or representation by Volt or any of its affiliates or representatives (including any of its financial advisors) that the information is material. The forecasts are forward-looking statements. See the section titled “Cautionary Note Regarding Forward-Looking Statements” in this Schedule 14D-9.

Except as described above, the Company Forecasts were generated by Volt solely for internal use by Volt, the Company Board and Foros. The forecasts were not developed with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial data or published guidelines of the SEC regarding forward-looking statements or GAAP. The non-GAAP financial measures used in the forecasts were relied upon by Foros for purposes of performing its financial analyses in connection with the rendering of its fairness opinion to the Company Board and by the Company Board in connection with its consideration of the Transactions. Financial measures provided to a financial advisor are excluded from the definition of non-GAAP financial measures and, therefore, are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require, among other information, a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Reconciliations of non-GAAP financial measures were not relied upon by Foros for purposes of its financial analyses in connection with the rendering of its fairness opinion to the Company Board or by the Company Board in connection with its consideration of the Transactions.

No independent registered public accounting firm provided any assistance in preparing the forecasts. Accordingly, no independent registered public accounting firm has examined, compiled or otherwise performed any procedures with respect to the forecasts or expressed any opinion or given any other form of assurance with respect thereto, and they assume no responsibility for the information contained in the forecasts.

By including the Company Forecasts in this Schedule 14D-9, neither Volt nor any of its affiliates or representatives (including any of its financial advisors) nor any other person or entity has made or makes any representation or warranty to any security holder regarding the information included in the Company Forecasts or the ultimate performance of Volt, the Surviving Corporation or any of their affiliates compared to the information contained in the Company Forecasts.

The assumptions and estimates underlying the forecasts, all of which are difficult to predict and many of which are beyond the control of Volt, may not be realized. Although summaries of the Company Forecasts are presented with numerical specificity, the forecasts reflect numerous assumptions and estimates as to future events made by Volt management, which it believes were reasonable at the time the Company Forecasts were prepared, taking into account the relevant information available to management at such time. However, this information is not fact and should not be relied upon as being necessarily predictive of actual future results. Important factors may affect actual results and cause the forecasts not to be achieved. These factors include general economic conditions, changes in actual or projected cash flows, competitive pressures, changes in tax or other laws or regulations, and the other factors described in the section entitled “Cautionary Note Regarding Forward-Looking Statements” in this Schedule 14D-9. There can be no assurance that the forecasted results or underlying assumptions will be realized, and actual results likely will differ, and may differ materially, from those reflected in the forecasts, whether or not the Transactions are completed. Neither Volt nor any of its affiliates or representatives (including any of its financial advisors) nor any other person or entity assumes any responsibility to holders of Shares for the accuracy of this information.

Volt used certain financial measures in the Company Forecasts that are not in accordance with generally accepted accounting principles (“GAAP”) as supplemental measures to evaluate projected operational performance. Although Volt believes that non-GAAP financial measures provide useful supplemental information, there are limitations associated with the use of non-GAAP financial measures. Non-GAAP financial measures are not prepared in accordance with GAAP, may not be directly comparable to similarly titled measures of Volt’s competitors or other companies due to differences in the exact method of calculation. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP.

The following is a summary of the Company Forecasts:

(Dollars in Millions)	FY 2022E	FY 2023E	FY 2024E	FY 2025E
Revenue	$925	$978	$997	$1,017
Gross Profit	$154	$168	$173	$178
Adjusted EBITDA (non-GAAP)(1)	$22	$33	$33	$34
Unlevered Free Cash Flow (non-GAAP)(2)(3)		$15	$16	$17

(1)

Adjusted EBITDA is defined as earnings or loss before interest, income taxes, depreciation and amortization (“EBITDA”), as adjusted to exclude share-based compensation expense, and special items including impairments, restructuring and severance.

(2)

Unlevered free cash flow is calculated as EBITDA less share-based compensation, restructuring costs, taxes, increases in working capital and capital expenditures. Although unlevered free cash flow was not separately listed as a discrete line item in the Company Forecasts or provided to Parent, it was calculated by the Company’s management and used by Foros in connection with the rendering of its fairness opinion to the Company Board and in performing its related financial analyses, as described above under the heading “—Opinion of Foros Securities LLC,” and is being provided in this Schedule 14D-9 for informational purposes only.

(3)

The Company’s management calculated estimated unlevered free cash flow for the second through fourth quarters of fiscal 2022 as $7 million. It did not calculate estimated full-year fiscal 2022 unlevered free cash flow, which was not used by Foros as part of its discounted cash flow analysis in connection with the rendering of its fairness opinion to the Company Board.

EXCEPT AS MAY BE REQUIRED BY FEDERAL SECURITIES LAWS, VOLT DOES NOT INTEND TO UPDATE, AND EXPRESSLY DISCLAIMS ANY RESPONSIBILITY TO UPDATE, OR OTHERWISE REVISE, THE ABOVE FORECASTS TO REFLECT CIRCUMSTANCES EXISTING SINCE THEIR PREPARATION OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE UNDERLYING ASSUMPTIONS ARE SHOWN TO BE IN ERROR OR NO LONGER APPROPRIATE (EVEN IN THE SHORT TERM) OR TO REFLECT CHANGES IN GENERAL ECONOMIC OR INDUSTRY CONDITIONS.

In light of the foregoing factors and the uncertainties inherent in the forecasts, readers of this Schedule 14D-9 are cautioned not to place undue, if any, reliance on the forecasts.

(g)    Annual Report.

For additional information regarding the business and the financial results and condition of the Company, please see the Company’s Annual Report on Form 10-K for the year ended October 31, 2021, which has been filed with the SEC.

(h)    Cautionary Note Regarding Forward-Looking Statements.

This Schedule 14D-9 includes forward-looking statements which reflect management’s current views and estimates regarding the ability of the parties to complete the proposed Transaction and the expected timing of completion of the proposed Transaction, among other matters. The words “anticipate”, “assume”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast”, “future”, “guidance”, “imply”, “intend”, “may”, “outlook”, “plan”, “potential”, “predict”, “project”, and similar terms and phrases are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The Company cannot assure investors that future developments affecting the Company will be those that it has anticipated. Actual results may differ materially from these expectations due to uncertainties related to the timing and expected financing of the tender offer and the Merger; uncertainty surrounding how many of the Company’s stockholders will tender their shares in the tender offer; the possibility that any or all of the various conditions to the consummation of the tender offer, including the failure to receive required regulatory approvals from any applicable governmental entities, may not be satisfied or waived in a timely manner, if at all; the possibility of business disruptions due to transaction-related uncertainty; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; and other risks and uncertainties including those identified under the heading “Risk Factors” in the Company’s most recent Annual Report on Form 10-K filed with the SEC on January 13, 2022 and available at www.sec.gov, and other filings that the Company may make with the SEC in the future. If one or more of these risks or uncertainties materialize, or if any of the Company’s assumptions prove incorrect, the Company’s actual results may vary in material respects from those projected in these forward-looking statements.

Any forward-looking statement made by the Company in this document speaks only as of the date hereof. Factors or events that could cause the Company’s actual results to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company does not undertake and specifically disclaims any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws.

Item 9. Exhibits.

The following Exhibits are filed with this Schedule 14D-9:

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated March 25, 2022 (incorporated by reference to Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO filed by Vega MergerCo, Inc. and Vega Consulting, Inc. with the Securities and Exchange Commission on March 25, 2022 (the “Schedule TO”)).

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(F)	Summary Advertisement published as published in the Wall Street Journal on March 25, 2022 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).

(a)(5)(A)	Joint Press Release, dated March 14, 2022 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed on March 14, 2022; File No. 001-09232).

(a)(5)(B)	Fairness Opinion, dated March 12, 2022, of Foros Securities LLC (attached to this Schedule 14D-9 as Annex A).

(a)(5)(C)	Letter to Employees, dated March 14, 2022 (incorporated by reference to the Company’s Schedule 14D-9C filed on March 14, 2022; File No. 001-09232).

(a)(5)(D)	Internal Company FAQ, dated March 14, 2022 (incorporated by reference to the Company’s Schedule 14D-9C filed on March 14,, 2022; File No. 001-09232).

(a)(5)(E)	Form of Letter to Vendors and Clients, dated March 14, 2022 (incorporated by reference to the Company’s Schedule 14D-9C filed on March 14,, 2022; File No. 001-09232).

(a)(5)(F)	Email to Field Employees, dated March 14, 2022 (incorporated by reference to the Company’s Schedule 14D-9C filed on March 14,, 2022; File No. 001-09232).

Exhibit No.	Description

(e)(1)	Agreement and Plan of Merger, dated as of March 12, 2022, among Vega Consulting, Inc., Vega MergerCo, Inc. and Volt Information Sciences, Inc. (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC by Volt Information Sciences, Inc. on March 14, 2022; File No. 001-09232).

(e)(2)	Confidentiality Agreement, dated as of December 30, 2021, by and between the Company and American CyberSystems, Inc. (incorporated by reference to Exhibit (d)(3) to the Schedule TO).

(e)(3)	Confidentiality Agreement, dated as of March 11, 2022, by and between the Company and American CyberSystems, Inc. (incorporated by reference to Exhibit (d)(4) to the Schedule TO).

(e)(4)	Restated Certificate of Incorporation of the Company, as amended (incorporated by reference to Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended May 3, 2015 filed June 10, 2015; File No. 001-09232).

(e)(5)	Amended and Restated By-Laws of the Company, as amended through October 30, 2015 (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K filed November 4, 2015; File No. 001-09232).

(e)(6)	First Amendment to Amended and Restated By-Laws of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed September 12, 2017; File No. 001-09232).

(e)(7)	Second Amendment to Amended and Restated By-Laws of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed March 14, 2022; File No. 001-09232).

(e)(8)	2006 Incentive Stock Plan (incorporated by reference to Exhibit A to the Company’s Definitive Proxy Statement on Schedule 14A filed February 27, 2007; File No. 001-09232).

(e)(9)	Form of Restricted Stock Grant Notice for Employees (incorporated by reference to Exhibit 10.4 to the Company’s Annual Report on Form 10-K for the fiscal year ended October 31, 2010 filed April 9, 2013; File No. 001-09232).

(e)(10)	Form of Non-Qualified Stock Option Agreement (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed April 13, 2009; File No. 001-09232).

(e)(11)	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.01 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 2005 filed September 9, 2005; File No. 001-09232).

(e)(12)	2015 Equity Incentive Plan (incorporated by reference to Appendix A to the Company’s Definitive Proxy Statement on Schedule 14A filed February 29, 2016; File No. 001-09232).

(e)(13)	Volt Information Sciences, Inc. Deferred Compensation and Supplemental Savings Plan, amended and restated effective June 8, 2016 (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended May 1, 2016 filed June 9, 2016; File No. 001-09232).

(e)(14)	Volt Information Sciences, Inc. Annual Incentive Plan, effective September 7, 2016 (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 2016 filed September 9, 2016; File No. 001-09232).

(e)(15)	Employment Agreement, dated as of June 12, 2017, between the Company and Leonard Naujokas (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed June 12, 2017; File No. 001-09232).

(e)(16)	Volt Information Sciences, Inc. Form of Performance Stock Unit Award Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed June 19, 2018; File No. 001-09232).

Exhibit No.	Description

(e)(17)	Volt Information Sciences, Inc. Form of Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed June 19, 2018; File No. 001-09232).

(e)(18)	Employment Agreement, dated December 4, 2018, between the Company and Linda Perneau (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed December 6, 2018; File No. 001-09232).

(e)(19)	2019 Equity Incentive Plan (incorporated by reference to Appendix A to the Company’s Definitive Proxy Statement on Schedule 14A filed February 22, 2019; File No. 001-09232).

(e)(20)	Amended and Restated Employment Agreement by and between Volt Information Sciences, Inc. and Lori M. Schultz, dated as of June 25, 2019 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed June 27, 2019; File No. 001-09232).

(e)(21)	Employment Agreement by and between Volt Information Sciences, Inc. and Herbert M. Mueller, effective as of August 24, 2019 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed August 14, 2019; File No. 001-09232).

(e)(22)	Volt Information Sciences, Inc. Form of Performance Stock Unit Award Agreement (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed September 6, 2019; File No. 001-09232).

(e)(23)	Volt Information Sciences, Inc. Form of Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q filed September 6, 2019; File No. 001-09232).

(e)(24)	Volt Information Sciences, Inc. Form of Director Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q filed September 6, 2019; File No. 001-09232).

(e)(25)	Volt Information Sciences, Inc. Form of Director Deferred Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q filed September 6, 2019; File No. 001-09232).

(e)(26)	Amendment to Employment Agreement, dated November 4, 2019, between Nancy Avedissian and Volt Information Sciences, Inc. (incorporated by reference to Exhibit 10.37 to the Company’s Annual Report on Form 10-K for the fiscal year ended November 3, 2019 filed January 16, 2020; File No. 001-09232).

(e)(27)	Amendment to Employment Agreement, dated December 30, 2019, between Linda Perneau and Volt Information Sciences, Inc. (incorporated by reference to Exhibit 10.38 to the Company’s Annual Report on Form 10-K for the fiscal year ended November 3, 2019 filed January 16, 2020; File No. 001-09232).

(e)(28)	2021 Equity Incentive Plan (incorporated by reference to Appendix A to the Company’s Definitive Proxy Statement on Schedule 14A filed February 26, 2021; File No. 001-09232)

(e)(29)	Compensatory Arrangements of Certain Officers (incorporated by reference to the Company’s Current Report on Form 8-K filed June 11, 2021; File No. 001-09232).

(e)(30)	Compensatory Arrangements of Certain Officers (incorporated by reference to the Company’s Current Report on Form 8-K filed December 22, 2021; File No. 001-09232).

(e)(31)	Definitive Proxy Statement on Schedule 14A (incorporated by reference to the Company’s Definitive Proxy Statement on Schedule 14A filed February 25, 2022; File No. 001-09232).

(e)(32)	Form of Tender and Support Agreement, dated as of March 12, 2022, by and among Parent, the Offeror and certain stockholders (incorporated by reference to the Company’s Current Report on Form 8-K filed March 14, 2022; File No. 001-09232).

Exhibit No.	Description

(e)(33)	Exclusivity Agreement, dated as of February 10, 2022, by and between Volt and American CyberSystems, Inc. (incorporated by reference to Exhibit (d)(5) to the Schedule TO).

(e)(34)	Guaranty, dated as of March 12, 2022, by and between American CyberSystems, Inc. and Volt (incorporated by reference to Exhibit (d)(6) to the Schedule TO).

Annex A—Fairness Opinion, dated March 12, 2022, of Foros Securities LLC to the Company Board

Annex B—New York Business Corporation Law Sections 623 and 910

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 25, 2022
VOLT INFORMATION SCIENCES, INC.

	By:	/s/ Linda Perneau
	Name:	Linda Perneau
	Title:	Chief Executive Officer

Annex A

CONFIDENTIAL

March 12, 2022

The Board of Directors

Volt Information Sciences, Inc.

2401 N. Glassell St.

Orange, CA 92865

Members of the Board of Directors:

We understand that Volt Information Sciences, Inc., a New York corporation (the “Company”) proposes to enter into the Agreement and Plan of Merger, dated as of March 12, 2022 (the “Merger Agreement”), by and among Vega Consulting, Inc., a Delaware corporation (“Parent”), Vega MergerCo, Inc., a New York corporation and wholly owned subsidiary of Parent (“Merger Sub”) and the Company, pursuant to which, among other things, (i) Merger Sub would commence a tender offer (the “Tender Offer”) for all the outstanding shares of the common stock, par value $0.10 per share, of the Company (“Company Common Stock”) for $6.00 per share, net to the seller in cash, without interest (the “Consideration”), and (ii) Merger Sub would merge with and into the Company, with the Company surviving (the “Merger”) and each issued and outstanding share of Company Common Stock (other than shares owned directly by the Company (or any direct or indirect subsidiary of the Company), Parent or Merger Sub immediately prior to the effective time of the Merger, all of which shares would be cancelled and retired and would cease to exist, with no consideration being delivered with respect thereto (collectively, “Cancelled Shares”)) would be converted into the right to receive an amount in cash equal to the Consideration. The Tender Offer and the Merger, taken together, are referred to as the “Transaction.” The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

You have requested our opinion as to the fairness, from a financial point of view, to the holders of Company Common Stock (other than holders of Cancelled Shares) of the Consideration to be paid to such holders in the Transaction.

In connection with this opinion, we have, among other things:

(1)	reviewed certain publicly available business and financial information relating to the Company that we deemed relevant;

(2)

reviewed certain information, including financial forecasts provided by senior management of the Company on February 6, 2022 (the “Company Forecasts”) and other financial and operating data concerning the Company, prepared by the management of the Company;

(3)	discussed the past and current business, operations, financial condition and prospects of the Company with members of senior management of the Company;

(4)	compared the Consideration with implied values for the Company based on certain financial information and trading activity of certain publicly traded companies that we deemed relevant;

(5)	compared the proposed financial terms of the Transaction with the financial terms, to the extent publicly available, of a certain other transaction we deemed relevant;

461 Fifth Avenue, 17th Floor

New York, NY 10017

Tel: 212-340-7000

Fax: 212-340-7001

www.forosgroup.com

(6)	reviewed a draft of the Merger Agreement dated March 11, 2022; and

(7)	performed such other analyses and studies and considered such other factors as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon, at your direction and without independent verification, the accuracy and completeness of all of the financial and other information and data, including without limitation the Company Forecasts, publicly available or provided to or otherwise reviewed by or discussed with us and have relied upon the assurances of the management of the Company that they are not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the Company Forecasts, we have assumed, at your direction and without independent verification, that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Company as to the future financial performance of the Company. We have not made or been provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor have we made any physical inspection of the properties or assets of the Company. We have not evaluated the solvency or fair value of the Company under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We have assumed, at your direction, that the Transaction will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company or the contemplated benefits of the Transaction.

We express no view or opinion as to any terms or other aspects of the Transaction (other than the Consideration to the extent expressly specified herein), including, without limitation, the form or structure of the Transaction. As you are aware, we were not requested to, and we did not, solicit indications of interest or proposals from third parties regarding a possible acquisition of all or any part of the Company. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be paid to the holders of Company Common Stock (other than holders of Cancelled Shares) and no opinion or view is expressed with respect to any consideration received in connection with the Transaction by the holders of any other class of securities, creditors or other constituencies of the Company. In addition, no opinion or view is expressed with respect to the fairness of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the Transaction, or class of such persons, relative to the Consideration. Furthermore, no opinion or view is expressed as to the relative merits of the Transaction in comparison to other strategies or transactions that might be available to the Company or in which the Company might engage or as to the underlying business decision of the Company to proceed with or effect the Transaction.

This opinion is not intended to be and does not constitute a recommendation to members of the Board of Directors as to whether they should approve the Transaction or the Merger Agreement, and we express no opinion or recommendation as to how any stockholder should vote or act in connection with the Transaction or any related matter.

We have acted as financial advisor to the Board of Directors of the Company in connection with the Transaction and will receive fees for our services, a portion of which we received prior to rendering this opinion, a portion of which is payable in connection with rendering this opinion and a significant portion of which is contingent upon consummation of the Transaction. In addition, the Company has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement.

We and our affiliates in the past have provided and in the future may provide investment banking and other financial services to the Company and in the future may receive compensation for the rendering of these services.

It is understood that this letter is for the benefit and use of the Board of Directors of the Company (in its capacity as such) in connection with and for purposes of its evaluation of the Transaction and may not be used for any other purpose without our prior written consent, except that this opinion, may, if required by law, be included in its entirety in any proxy or other information statement or registration statement to be mailed to stockholders of the Company in connection with the Transaction.

Our opinion is necessarily based on financial, economic, monetary, market and other conditions and circumstances as they exist and can be evaluated on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion, and we do not have any obligation to update, revise, or reaffirm this opinion. The issuance of this opinion was approved by our Opinion Committee.

Based upon and subject to the foregoing, including the assumptions and limitations set forth herein, we are of the opinion that, as of the date hereof, the Consideration to be paid pursuant to the Transaction to holders of Company Common Stock (other than holders of Cancelled Shares) is fair, from a financial point of view, to such holders.

Very truly yours,

FOROS SECURITIES LLC

Annex B

SECTIONS 623 AND 910 OF THE NEW YORK BUSINESS CORPORATION LAW

§ 623. Procedure to enforce shareholder’s right to receive payment for shares

(a) A shareholder intending to enforce his right under a section of this chapter to receive payment for his shares if the proposed corporate action referred to therein is taken shall file with the corporation, before the meeting of shareholders at which the action is submitted to a vote, or at such meeting but before the vote, written objection to the action. The objection shall include a notice of his election to dissent, his name and residence address, the number and classes of shares as to which he dissents and a demand for payment of the fair value of his shares if the action is taken. Such objection is not required from any shareholder to whom the corporation did not give notice of such meeting in accordance with this chapter or where the proposed action is authorized by written consent of shareholders without a meeting.

(b) Within ten days after the shareholders’ authorization date, which term as used in this section means the date on which the shareholders’ vote authorizing such action was taken, or the date on which such consent without a meeting was obtained from the requisite shareholders, the corporation shall give written notice of such authorization or consent by registered mail to each shareholder who filed written objection or from whom written objection was not required, excepting any shareholder who voted for or consented in writing to the proposed action and who thereby is deemed to have elected not to enforce his right to receive payment for his shares.

(c) Within twenty days after the giving of notice to him, any shareholder from whom written objection was not required and who elects to dissent shall file with the corporation a written notice of such election, stating his name and residence address, the number and classes of shares as to which he dissents and a demand for payment of the fair value of his shares. Any shareholder who elects to dissent from a merger under section 905 (Merger of subsidiary corporation) or paragraph (c) of section 907 (Merger or consolidation of domestic and foreign corporations) or from a share exchange under paragraph (g) of section 913 (Share exchanges) shall file a written notice of such election to dissent within twenty days after the giving to him of a copy of the plan of merger or exchange or an outline of the material features thereof under section 905 or 913.

(d) A shareholder may not dissent as to less than all of the shares, as to which he has a right to dissent, held by him of record, that he owns beneficially. A nominee or fiduciary may not dissent on behalf of any beneficial owner as to less than all of the shares of such owner, as to which such nominee or fiduciary has a right to dissent, held of record by such nominee or fiduciary.

(e) Upon consummation of the corporate action, the shareholder shall cease to have any of the rights of a shareholder except the right to be paid the fair value of his shares and any other rights under this section. A notice of election may be withdrawn by the shareholder at any time prior to his acceptance in writing of an offer made by the corporation, as provided in paragraph (g), but in no case later than sixty days from the date of consummation of the corporate action except that if the corporation fails to make a timely offer, as provided in paragraph (g), the time for withdrawing a notice of election shall be extended until sixty days from the date an offer is made. Upon expiration of such time, withdrawal of a notice of election shall require the written consent of the corporation. In order to be effective, withdrawal of a notice of election must be accompanied by the return to the corporation of any advance payment made to the shareholder as provided in paragraph (g). If a notice of election is withdrawn, or the corporate action is rescinded, or a court shall determine that the shareholder is not entitled to receive payment for his shares, or the shareholder shall otherwise lose his dissenters’ rights, he shall not have the right to receive payment for his shares and he shall be reinstated to all his rights as a shareholder as of the consummation of the corporate action, including any intervening preemptive rights and the right to payment of any intervening dividend or other distribution or, if any such rights have expired or any such dividend or distribution other than in cash has been completed, in lieu thereof, at the election of the corporation, the fair value thereof in cash as determined by the board as of the time of such expiration or completion, but without prejudice otherwise to any corporate proceedings that may have been taken in the interim.

(f) At the time of filing the notice of election to dissent or within one month thereafter the shareholder of shares represented by certificates shall submit the certificates representing his shares to the corporation, or to its transfer agent, which shall forthwith note conspicuously thereon that a notice of election has been filed and shall return the certificates to the shareholder or other person who submitted them on his behalf. Any shareholder of shares represented by certificates who fails to submit his certificates for such notation as herein specified shall, at the option of the corporation exercised by written notice to him within forty-five days from the date of filing of such notice of election to dissent, lose his dissenter’s rights unless a court, for good cause shown, shall otherwise direct. Upon transfer of a certificate bearing such notation, each new certificate issued therefor shall bear a similar notation together with the name of the original dissenting holder of the shares and a transferee shall acquire no rights in the corporation except those which the original dissenting shareholder had at the time of transfer.

(g) Within fifteen days after the expiration of the period within which shareholders may file their notices of election to dissent, or within fifteen days after the proposed corporate action is consummated, whichever is later (but in no case later than ninety days from the shareholders’ authorization date), the corporation or, in the case of a merger or consolidation, the surviving or new corporation, shall make a written offer by registered mail to each shareholder who has filed such notice of election to pay for his shares at a specified price which the corporation considers to be their fair value. Such offer shall be accompanied by a statement setting forth the aggregate number of shares with respect to which notices of election to dissent have been received and the aggregate number of holders of such shares. If the corporate action has been consummated, such offer shall also be accompanied by (1) advance payment to each such shareholder who has submitted the certificates representing his shares to the corporation, as provided in paragraph (f), of an amount equal to eighty percent of the amount of such offer, or (2) as to each shareholder who has not yet submitted his certificates a statement that advance payment to him of an amount equal to eighty percent of the amount of such offer will be made by the corporation promptly upon submission of his certificates. If the corporate action has not been consummated at the time of the making of the offer, such advance payment or statement as to advance payment shall be sent to each shareholder entitled thereto forthwith upon consummation of the corporate action. Every advance payment or statement as to advance payment shall include advice to the shareholder to the effect that acceptance of such payment does not constitute a waiver of any dissenters’ rights. If the corporate action has not been consummated upon the expiration of the ninety day period after the shareholders’ authorization date, the offer may be conditioned upon the consummation of such action. Such offer shall be made at the same price per share to all dissenting shareholders of the same class, or if divided into series, of the same series and shall be accompanied by a balance sheet of the corporation whose shares the dissenting shareholder holds as of the latest available date, which shall not be earlier than twelve months before the making of such offer, and a profit and loss statement or statements for not less than a twelve month period ended on the date of such balance sheet or, if the corporation was not in existence throughout such twelve month period, for the portion thereof during which it was in existence. Notwithstanding the foregoing, the corporation shall not be required to furnish a balance sheet or profit and loss statement or statements to any shareholder to whom such balance sheet or profit and loss statement or statements were previously furnished, nor if in connection with obtaining the shareholders’ authorization for or consent to the proposed corporate action the shareholders were furnished with a proxy or information statement, which included financial statements, pursuant to Regulation 14A or Regulation 14C of the United States Securities and Exchange Commission. If within thirty days after the making of such offer, the corporation making the offer and any shareholder agree upon the price to be paid for his shares, payment therefor shall be made within sixty days after the making of such offer or the consummation of the proposed corporate action, whichever is later, upon the surrender of the certificates for any such shares represented by certificates.

(h) The following procedure shall apply if the corporation fails to make such offer within such period of fifteen days, or if it makes the offer and any dissenting shareholder or shareholders fail to agree with it within the period of thirty days thereafter upon the price to be paid for their shares:

(1) The corporation shall, within twenty days after the expiration of whichever is applicable of the two periods last mentioned, institute a special proceeding in the supreme court in the judicial district in which the office of the corporation is located to determine the rights of dissenting shareholders and to fix the fair value of their shares. If, in the case of merger or consolidation, the surviving or new corporation is a foreign corporation without an office in this state, such proceeding shall be brought in the county where the office of the domestic corporation, whose shares are to be valued, was located.

(2) If the corporation fails to institute such proceeding within such period of twenty days, any dissenting shareholder may institute such proceeding for the same purpose not later than thirty days after the expiration of such twenty day period. If such proceeding is not instituted within such thirty day period, all dissenter’s rights shall be lost unless the supreme court, for good cause shown, shall otherwise direct.

(3) All dissenting shareholders, excepting those who, as provided in paragraph (g), have agreed with the corporation upon the price to be paid for their shares, shall be made parties to such proceeding, which shall have the effect of an action quasi in rem against their shares. The corporation shall serve a copy of the petition in such proceeding upon each dissenting shareholder who is a resident of this state in the manner provided by law for the service of a summons, and upon each nonresident dissenting shareholder either by registered mail and publication, or in such other manner as is permitted by law. The jurisdiction of the court shall be plenary and exclusive.

(4) The court shall determine whether each dissenting shareholder, as to whom the corporation requests the court to make such determination, is entitled to receive payment for his shares. If the corporation does not request any such determination or if the court finds that any dissenting shareholder is so entitled, it shall proceed to fix the value of the shares, which, for the purposes of this section, shall be the fair value as of the close of business on the day prior to the shareholders’ authorization date. In fixing the fair value of the shares, the court shall consider the nature of the transaction giving rise to the shareholder’s right to receive payment for shares and its effects on the corporation and its shareholders, the concepts and methods then customary in the relevant securities and financial markets for determining fair value of shares of a corporation engaging in a similar transaction under comparable circumstances and all other relevant factors. The court shall determine the fair value of the shares without a jury and without referral to an appraiser or referee. Upon application by the corporation or by any shareholder who is a party to the proceeding, the court may, in its discretion, permit pretrial disclosure, including, but not limited to, disclosure of any expert’s reports relating to the fair value of the shares whether or not intended for use at the trial in the proceeding and notwithstanding subdivision (d) of section 3101 of the civil practice law and rules.

(5) The final order in the proceeding shall be entered against the corporation in favor of each dissenting shareholder who is a party to the proceeding and is entitled thereto for the value of his shares so determined.

(6) The final order shall include an allowance for interest at such rate as the court finds to be equitable, from the date the corporate action was consummated to the date of payment. In determining the rate of interest, the court shall consider all relevant factors, including the rate of interest which the corporation would have had to pay to borrow money during the pendency of the proceeding. If the court finds that the refusal of any shareholder to accept the corporate offer of payment for his shares was arbitrary, vexatious or otherwise not in good faith, no interest shall be allowed to him.

(7) Each party to such proceeding shall bear its own costs and expenses, including the fees and expenses of its counsel and of any experts employed by it. Notwithstanding the foregoing, the court may, in its discretion, apportion and assess all or any part of the costs, expenses and fees incurred by the corporation against any or all of the dissenting shareholders who are parties to the proceeding, including any who have withdrawn their notices of election as provided in paragraph (e), if the court finds that their refusal to accept the corporate offer was arbitrary, vexatious or otherwise not in good faith. The court may, in its discretion, apportion and assess all or any part of the costs, expenses and fees incurred by any or all of the dissenting shareholders who are parties to the proceeding against the corporation if the court finds any of the following: (A) that the fair value of the shares as determined materially exceeds the amount which the corporation offered to pay; (B) that no offer or required advance payment was made by the corporation; (C) that the corporation failed to institute the special proceeding within the period specified therefor; or (D) that the action of the corporation in complying with its obligations as provided in this section was arbitrary, vexatious or otherwise not in good faith. In making any determination as provided in clause (A), the court may consider the dollar amount or the percentage, or both, by which the fair value of the shares as determined exceeds the corporate offer.

(8) Within sixty days after final determination of the proceeding, the corporation shall pay to each dissenting shareholder the amount found to be due him, upon surrender of the certificates for any such shares represented by certificates.

(i) Shares acquired by the corporation upon the payment of the agreed value therefor or of the amount due under the final order, as provided in this section, shall become treasury shares or be cancelled as provided in section 515 (Reacquired shares), except that, in the case of a merger or consolidation, they may be held and disposed of as the plan of merger or consolidation may otherwise provide.

(j) No payment shall be made to a dissenting shareholder under this section at a time when the corporation is insolvent or when such payment would make it insolvent. In such event, the dissenting shareholder shall, at his option:

(1) Withdraw his notice of election, which shall in such event be deemed withdrawn with the written consent of the corporation; or

(2) Retain his status as a claimant against the corporation and, if it is liquidated, be subordinated to the rights of creditors of the corporation, but have rights superior to the non-dissenting shareholders, and if it is not liquidated, retain his right to be paid for his shares, which right the corporation shall be obliged to satisfy when the restrictions of this paragraph do not apply.

(3) The dissenting shareholder shall exercise such option under subparagraph (1) or (2) by written notice filed with the corporation within thirty days after the corporation has given him written notice that payment for his shares cannot be made because of the restrictions of this paragraph. If the dissenting shareholder fails to exercise such option as provided, the corporation shall exercise the option by written notice given to him within twenty days after the expiration of such period of thirty days.

(k) The enforcement by a shareholder of his right to receive payment for his shares in the manner provided herein shall exclude the enforcement by such shareholder of any other right to which he might otherwise be entitled by virtue of share ownership, except as provided in paragraph (e), and except that this section shall not exclude the right of such shareholder to bring or maintain an appropriate action to obtain relief on the ground that such corporate action will be or is unlawful or fraudulent as to him.

(l) Except as otherwise expressly provided in this section, any notice to be given by a corporation to a shareholder under this section shall be given in the manner provided in section 605 (Notice of meetings of shareholders).

(m) This section shall not apply to foreign corporations except as provided in subparagraph (e) (2) of section 907 (Merger or consolidation of domestic and foreign corporations).

§ 910. Right of shareholder to receive payment for shares upon merger or consolidation, or sale, lease, exchange or other disposition of assets, or share exchange

(a) A shareholder of a domestic corporation shall, subject to and by complying with section 623 (Procedure to enforce shareholder’s right to receive payment for shares), have the right to receive payment of the fair value of his shares and the other rights and benefits provided by such section, in the following cases:

(1) Any shareholder entitled to vote who does not assent to the taking of an action specified in clauses (A), (B) and (C).

(A) Any plan of merger or consolidation to which the corporation is a party; except that the right to receive payment of the fair value of his shares shall not be available:

(i) To a shareholder of the parent corporation in a merger authorized by section 905 (Merger of parent and subsidiary corporations), or paragraph (c) of section 907 (Merger or consolidation of domestic and foreign corporations); or

(ii) To a shareholder of the surviving corporation in a merger authorized by this article, other than a merger specified in subclause (i), unless such merger effects one or more of the changes specified in subparagraph (b) (6) of section 806 (Provisions as to certain proceedings) in the rights of the shares held by such shareholder; or

(iii) Notwithstanding subclause (ii) of this clause, to a shareholder for the shares of any class or series of stock, which shares or depository receipts in respect thereof, at the record date fixed to determine the shareholders entitled to receive notice of the meeting of shareholders to vote upon the plan of merger or consolidation, were listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc.

(B) Any sale, lease, exchange or other disposition of all or substantially all of the assets of a corporation which requires shareholder approval under section 909 (Sale, lease, exchange or other disposition of assets) other than a transaction wholly for cash where the shareholders’ approval thereof is conditioned upon the dissolution of the corporation and the distribution of substantially all of its net assets to the shareholders in accordance with their respective interests within one year after the date of such transaction.

(C) Any share exchange authorized by section 913 in which the corporation is participating as a subject corporation; except that the right to receive payment of the fair value of his shares shall not be available to a shareholder whose shares have not been acquired in the exchange or to a shareholder for the shares of any class or series of stock, which shares or depository receipt in respect thereof, at the record date fixed to determine the shareholders entitled to receive notice of the meeting of shareholders to vote upon the plan of exchange, were listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc.

(2) Any shareholder of the subsidiary corporation in a merger authorized by section 905 or paragraph (c) of section 907, or in a share exchange authorized by paragraph (g) of section 913, who files with the corporation a written notice of election to dissent as provided in paragraph (c) of section 623.

(3) Any shareholder, not entitled to vote with respect to a plan of merger or consolidation to which the corporation is a party, whose shares will be cancelled or exchanged in the merger or consolidation for cash or other consideration other than shares of the surviving or consolidated corporation or another corporation.